Exhibit 99.55
AGENCY AGREEMENT
October 7, 2010
Quest Rare Minerals Ltd.
Suite 1308, 1155 University Avenue
Montreal, Québec, H3B 3A7

Attention:	Peter J. Cashin, President and Chief Executive Officer
Dear Sirs:
     Dundee Securities Corporation (the “Lead Agent”), CIBC World Markets Inc., and Stonecap Securities Inc. (collectively with the Lead Agent, the “Agents” and individually an “Agent”) understand that Quest Rare Minerals Ltd. (the “Corporation”) proposes to issue and sell up to 10,941,182 units of the Corporation (collectively the “Units” and individually a “Unit”) at a price of $4.25 per Unit (the “Unit Offering Price”), and up to 2,790,000 common shares of the Corporation to be issued as “flow-through” shares (the “Flow-Through Shares”) within the meaning of the Tax Act (as hereinafter defined) at a price of $5.00 per Flow-Through Share (the “Flow-Through Share Price”), for aggregate gross proceeds of $46,500,025. The offering of the Units and the Flow-Through Shares (collectively the “Offered Securities”) by the Corporation is hereinafter referred to as the “Offering”.
     Each Unit consists of, and will, immediately upon issue, separate into, one common share of the Corporation (a “Unit Share”) and one-half of one common share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Pursuant to the terms of the Warrant Indenture (as hereinafter defined) each Warrant will entitle the holder thereof to purchase one common share of the Corporation (a “Warrant Share”) at a price of $5.00 at any time on or before 5:00 p.m. on the date that is 18 months after the Closing Date.
     Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and, upon acceptance hereof by the Corporation, the Corporation hereby appoints the Agents, as sole and exclusive agents of the Corporation to offer for sale by way of short form prospectus, on a commercially reasonable best efforts basis (and without underwriting liability) up to 10,941,182 Units at the Unit Offering Price and up 2,790,000 Flow-Through Shares at the Flow-Through Share Price for aggregate gross proceeds of $46,500,025, provided that not less than 70% of the gross proceeds of the Offering must results from the sale of Units. The Offering shall have no minimum amount and the Agents shall be under no obligation to purchase any of the Units or the Flow-Through Shares. It is understood and agreed that the Agents are under no obligation to purchase any of the Offered Securities.
     In addition, the Corporation grants to the Agents an over-allotment option (the “Over-Allotment Option”), exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Agents, for a period of 30 days from the Closing Date on written notice (each such notice, an “Over-Allotment Notice”) by the Agents to the Corporation not later than two Business Days prior to exercise, to offer for sale to the public pursuant to the terms of this Agreement that number of additional Units (each, an “Additional Unit”) equal to 15% of the number of Units sold pursuant to the Offering solely to cover the Agents’ over-allocation position, if any. The purchase price of each Additional Unit will be equal to the Unit Offering Price. The Agents may exercise the Over-Allotment

Option for Additional Flow-Through Shares only for Warrants forming part of the Additional Units only (and purchase common shares of the Corporation in the secondary market), or for any combination thereof, provided that the number of Additional Warrants that the Agents may purchase on exercise of the Over-Allotment Option shall not exceed a number equal to one-half of the aggregate number of common shares of the Corporation, if any, purchased by the Agents in the secondary market and the number of additional common shares acquired from the Corporation upon the exercise of the Over-Allotment Option to cover over-allotments of Units. The purchase price of each Additional Warrant, if purchased alone pursuant to the Over-Allotment Option, will be $0.50. Pursuant to each Over-Allotment Notice, the Corporation shall sell the number of Additional Units or Additional Warrants (as applicable) indicated in such notice, in accordance with the provisions of section 14 hereof.
     Each Additional Unit shall be identical to the Units, the Unit Shares and Warrants comprising the Additional Units shall be identical to the Unit Shares and Warrants comprising the Units, and each Additional Warrant shall be identical to the Warrants. All references herein to the “Units” shall include the Additional Units, all references herein to the “Unit Shares” shall include the Unit Shares underlying the Additional Units, and all references herein to the “Warrants” shall include the additional Warrants underlying the Additional Units and the Additional Warrants. The Additional Units and the Additional Warrants are collectively referred herein as the “Additional Securities” as applicable. All references herein to the “Offered Securities” shall include the Additional Securities, as the context permits.
     In consideration of the Agents’ services to be rendered in connection with the Offering, the Corporation shall pay to the Agents a fee in an amount equal to 6.0% of the gross proceeds realized by the Corporation on the issuance of the Offered Securities pursuant to the Offering (including any proceeds received pursuant to the exercise of the Over-Allotment Option); and shall issue to the Agents (i) non-transferable compensation options (each, a “Unit Compensation Option”) entitling the holders thereof to purchase, in the aggregate, that number of common shares of the Corporation equal to 5.0% of the aggregate number of Units issued pursuant to the Offering (including any Additional Units and any Additional Warrants (each such Additional Warrant counting as one Unit)), with each Unit Compensation Option entitling the holder thereof to purchase one common share of the Corporation at the Unit Offering Price at any time on or before 5:00 p.m. on the date that is 18 months following the Closing Date; and (ii) non-transferable compensation options (each, a “Flow-Compensation Option”, and together with the Unit Compensation Options, the “Compensation Options”) entitling the holders thereof to purchase, in the aggregate, that number of common shares of the Corporation equal to 5.0% of the aggregate number of Flow-Through Shares issued pursuant to the Offering with each Flow-Through Compensation Option entitling the holder thereof to purchase one common share of the Corporation at the Flow-Through Share Price at any time on or before 5:00 p.m. on the date that is 18 months following the Closing Date.
     The Corporation and the Agents agree that any sales or purchases of Units in the United States (as hereinafter defined) or to a U.S. Person (as hereinafter defined) will be made in accordance with schedule A attached hereto, which forms part of this Agreement, will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus, registration statement or an offering memorandum with respect thereto under the U.S. Securities Act (as hereinafter defined) and will be conducted through one or more duly registered United States broker-dealer affiliates of the Agents in compliance with applicable federal and state securities laws of the United States. No Flow-Through Shares will be sold to purchasers outside of Canada, and such purchasers shall not be U.S. Persons.

     The offering of the Offered Units is conditional upon and subject to the additional terms and conditions set forth below.
1. Definitions
     Whenever used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:
(a)	“Additional Securities” has the meaning ascribed to it in the preamble;
(b)	“Additional Unit” has the meaning ascribed to it in the preamble;
(c)	“Additional Warrants” has the meaning ascribed to it in the preamble;
(d)	“Agents” has the meaning ascribed to it in the preamble;
(e)	“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer hereby made by the Agents, including the schedules attached hereto, as amended or supplemented from time to time;
(f)	“Announcements” means the press release of the Corporation in respect of the Preliminary Prospectus released by the Corporation on September 29, 2010; the press release of the Corporation in respect of the pricing of the Offering released by the Corporation on October 7, 2010; and the press release of the Corporation in relation to the Closing in a form agreed between the Agents and the Corporation and to be released by the Corporation;
(g)	“affiliate”, “associate”, “distribution”, “misrepresentation”, “material fact” and “material change”, shall have the respective meanings ascribed thereto under the Securities Act (Ontario);
(h)	“AMF” means Autorité des marchés financiers;
(i)	“Business Day” means a day, other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Toronto, Ontario or Montreal, Québec;
(j)	“Canadian Exploration Expense” or “CEE” has the meaning set out in subsection 66.1(6) of the Tax Act;
(k)	“Closing” means the completion of the Offering in accordance with the provisions of this Agreement on the Closing Date;
(l)	“Closing Date” means October 21, 2010 or such other date as the Corporation and the Agents may agree to in writing, but any event no later than December 17, 2010;
(m)	“Commitment Amount” means the aggregate amount paid by the Purchasers of the Flow-Through Shares for the Flow-Through Shares pursuant to the Subscription Agreement;

(n)	“Common Shares” means the common shares which the Corporation is authorized to issue as constituted on the date hereof;
(o)	“Compensation Options” has the meaning ascribed to it in the preamble;
(p)	“Compensation Option Certificate” means a certificate evidencing Compensation Options, in the form attached hereto as schedule B;
(q)	“Compensation Option Shares” means the Common Shares issuable upon the exercise of the Compensation Options;
(r)	“CRA” means the Canada Revenue Agency;
(s)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S;
(t)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(u)	“Engagement Letter” means the letter agreement dated as of August 30, 2010 between the Corporation and the Lead Agent relating to the Offering;
(v)	“Environmental Laws” has the meaning ascribed to it in subsection 9(mm)(i) hereof;
(w)	“Final Passport Decision Document” means a final decision document for the Final Prospectus issued by the AMF in accordance with the Passport System;
(x)	“Final Prospectus” means the final short form prospectus of the Corporation dated on or about October 7, 2010 in the English and French languages approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Units, Unit Shares, Warrants, Flow-Through Shares, Compensation Options and the Over-Allotment Option under the Securities Laws in the Offering Jurisdictions, including the documents and information incorporated or deemed to be incorporated by reference therein;
(y)	“Financial Statements” means the audited annual financial statements of the Corporation as at and for the financial year ended October 31, 2009, including the notes thereto and the auditors’ report thereon and the unaudited interim consolidated financial statements of the Corporation as at and for the three and ninth month periods ended July 31, 2010, including the notes thereto;
(z)	“Flow-Through Mining Expenditure” or “FTME” means an expense described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act;
(aa)	“Governmental Authority” means any federal, provincial, state, municipal, county or regional governmental or quasi-governmental authority, domestic or foreign, and includes any ministry, department, court, tribunal, arbitral body, commission, bureau, board, administrative or other agency or regulatory body or instrumentality thereof, any quasi-governmental body or private body exercising regulatory, expropriation or taxing authority under or for the account, if any, of the foregoing and any stock exchange or self-regulatory authority and, for greater certainty, includes the Regulatory Authorities;
(bb)	“Indemnified Parties” and “Indemnified Party” have the meanings ascribed thereto in subsection 16(a) herof;
(cc)	“Institutional Accredited Investors” has the meaning ascribed to it in Section 4(c) hereof;
(dd)	“Laws” means any and all applicable (i) laws, including Securities Laws, constitutions, treaties, statutes, codes, ordinances, principles of common and civil law and equity, orders, decrees, rules, regulations and municipal by-laws whether domestic, foreign or international, (ii) judicial, arbitral, administrative, ministerial, departmental and regulatory judgments, orders, writs, injunctions, decisions, and awards of any Governmental Authority and (iii) policies, practices and guidelines of, or contracts with, any Governmental Authority which, although not actually having the force of law, are considered by such Governmental Authority as requiring compliance as if having the force of law, in each case binding on or affecting the Person referred to in the context in which the word is used;
(ee)	“Lead Agent” means Dundee Securities Corporation;
(ff)	“Material Adverse Effect” means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Corporation or anything that would result in the Offering Documents containing a misrepresentation;
(gg)	“MI 11-102” means Multilateral Instrument 11-102 — Passport System of the Canadian Securities Administrators, as amended or replaced;
(hh)	“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as amended or replaced;
(ii)	“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions of Canadian Securities Administrators, as amended or replaced;
(jj)	“NI 51-102” means National Instrument 51-102 — Continuous Disclosure Obligations of the Canadian Securities Administrators, as amended or replaced;
(kk)	“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions of the Canadian Securities Administrators, as amended or replaced;

(ll)	“Offering” has the meaning ascribed to it in the preamble;

(mm)	“Offering Documents” has the meaning ascribed thereto in subsection 5(b) hereof;

(nn)	“Offering Jurisdictions” means, collectively, each of the provinces of Canada;
(oo)	“Offshore Transaction” means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;
(pp)	“Option Plan” means the Corporation’s stock option plan dated September 30, 2007, as amended;
(qq)	“Over-Allotment Option” has the meaning ascribed to it in the preamble;
(rr)	“Over-Allotment Option Closing Date” means the Business Day set out in the Over-Allotment Notice (which shall be not earlier than two Business Days after the receipt of such notice) or such other date as the Corporation and the Agents may agree;
(ss)	“Over-Allotment Option Closing Time” means 8:00 a.m. (Toronto time) on the Over-Allotment Option Closing Date or such other time as the Corporation and the Agents may agree upon;
(tt)	“Over-Allotment Option Expiry Date” means the date which is 30 days following the Closing Date;
(uu)	“Over-Allotment Notice” has the meaning ascribed to it in the preamble;
(vv)	“Passport System” means the passport system for the filing of prospectuses and related materials in one or more Canadian jurisdictions pursuant to MI 11-102 and NP 11-202;
(ww)	“Person” means an individual, a firm, a corporation, a syndicate, a partnership, a trust, an association, an unincorporated organization, a joint venture, an investment club, a government or an agency or political subdivision thereof and every other form of legal or business entity of whatsoever nature or kind;
(xx)	“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated September 28, 2010 in the English and French languages relating to the qualification for distribution of the Units, Unit Shares, Warrants, the Flow-Through Shares, Compensation Options and the Over-Allotment Option under applicable Securities Laws in the Offering Jurisdictions, including the documents and information incorporated or deemed to be incorporated by reference therein;
(yy)	“Presentation” means the written presentation prepared by the Corporation in relation to the distribution of the Offered Securities;
(zz)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and any provincial taxing statute filed or to be filed by the Corporation within the prescribed times renouncing to the Purchaser of Flow-Through Shares the Qualifying Expenses incurred pursuant to the Subscription Agreement and all parts or copies of such forms required by CRA to be delivered to the Purchaser of Flow-Through Shares;

(aaa)	“Prescribed Relationship” means a relationship between the Corporation and the Purchaser of Flow-Through Shares where the Purchaser and the Corporation are related or otherwise do not deal at arm’s length for purposes of the Tax Act;
(bbb)	“Property Rights” has the meaning ascribed thereto in subsection 9(d) hereof;
(ccc)	“Properties” means (i) the Strange Lake Property, and (ii) the Misery Lake property of the Corporation, being comprised of the mineral rights to 1,776 mineral claims located in the provinces of Québec and Newfoundland and Labrador, in each case as described in the Offering Documents;
(ddd)	“Prospectuses” means, collectively, the Preliminary Prospectus and the Final Prospectus;
(eee)	“Purchasers” means, collectively, each of the purchasers of the Offered Securities pursuant to the Offering;
(fff)	“Qualifying Expense” means an expense which is CEE and which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Corporation pursuant to subsection 66(12.6) or (12.66) of the Tax Act with an effective date not later than December 31, 2010 and in respect of which, but for the renunciation, the Corporation would be entitled to a deduction from income for income tax purposes and on the date it is incurred is:
(i)	an expense described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act; and
(ii)	an expense, for eligible Purchasers in the Province of Québec, that will be included in (A) “the exploration base relating to certain Québec surface mining exploration expenses or oil and gas exploration expenses”, as such term is defined in section 726.4.17.2 of the Québec Tax Act; and (B) the “exploration base relating to certain Québec exploration expenses”, as such term is defined in section 726.4.10 of the Québec Tax Act;
(ggg)	“Québec Tax Act” means the Taxation Act (Québec), together with any and all regulations promulgated thereunder, as amended, re-enacted or replaced from time to time and including any specific proposals to amend the Québec Tax Act publicly announced by the Québec Minister of Finance to be effective prior to the date hereof;
(hhh)	“Regulation D” means Regulation D adopted by the SEC pursuant to the U.S. Securities Act;
(iii)	“Regulation S” means Regulation S adopted by the SEC pursuant to the U.S. Securities Act;
(jjj)	“Regulatory Authorities” means the Securities Commissions in each of the Offering Jurisdictions and the TSX-V, and “Regulatory Authority” means any one of them;

(kkk)	“Reporting Jurisdictions” means each of the provinces of Canada collectively;

(lll)	“SEC” means the United States Securities and Exchange Commission;
(mmm)	“Securities Commissions” means collectively the applicable securities commission or similar regulatory authority in each of the Offering Jurisdictions;
(nnn)	“Securities Laws” means, collectively, all applicable securities laws of each of the Offering Jurisdictions and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, instruments, blanket orders, regulations, rules, rulings, orders and notices of the Offering Jurisdictions;
(ooo)	“Selling Firms” has the meaning ascribed thereto in subsection 5(a) hereof;
(ppp)	“Standard Listing Conditions” has the meaning ascribed thereto in paragraph 5(d)(v) hereof;
(qqq)	“Strange Lake Property” means the property of the Corporation known as the Strange Lake property, being comprised of the mineral rights to 1,333 mineral claims located in the provinces of Québec and Newfoundland and Labrador, as described in the Strange Lake Resource Report and the Strange Lake PEA Report;
(rrr)	“Strange Lake PEA Report” means the technical report dated September 24, 2010, as revised, titled “Preliminary Economic Assessment for the Strange Lake B Zone, Québec”, prepared pursuant to NI 43-101 by Wardrop Engineering Inc.;
(sss)	“Strange Lake Resource Report” means the technical report dated April 16, 2010, titled “Strange Lake Project B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate”, prepared pursuant to NI 43-101 by Wardrop Engineering Inc.;
(ttt)	“Subscription Agreements” means the subscription agreements in the form set out in schedule C attached hereto, pursuant to which Purchasers agree to subscribe for and purchase the Flow-Through Shares as herein contemplated and shall include, for greater certainty, all schedules thereto;
(uuu)	“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports or other documents issued by the Corporation after the date of this Agreement that are required to be incorporated by reference in the Prospectus;
(vvv)	“subsidiary” has the meaning ascribed thereto in the Canada Business Corporations Act;
(www)	“Supplementary Material” means, collectively, any amendment to the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the qualification for distribution of the Offered Securities thereunder;
(xxx)	“Tax” and “Taxes” means all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings or similar charges of any kind imposed by a Governmental Authority and all liabilities with respect thereto including any penalty and interest payable with respect thereto;
(yyy)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, re-enacted or replaced from time to time, and including all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;
(zzz)	“Technical Reports” means the Strange Lake PEA Report and the Strange Lake Resource Report, collectively;
(aaaa)	“Termination Date” means December 31, 2011;
(bbbb)	“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree;
(cccc)	“Transaction Documents” means this Agreement, the Warrant Indenture, the Subscription Agreements, Warrant Certificates and the Compensation Option Certificates;
(dddd)	“Transfer Agent” means Computershare Investor Services Inc., in its role as registrar and transfer agent of the Corporation with respect to its Common Shares;
(eeee)	“TSX-V” means the TSX Venture Exchange;
(ffff)	“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
(gggg)	“Unit” has the meaning ascribed to it in the preamble;

(hhhh)	“Unit Share” has the meaning ascribed to it in the preamble;
(iiii)	“U.S. Affiliates” means the U.S. broker-dealer affiliate of an Agent, each being a broker-dealer registered pursuant to Section 16(b) of the U.S. Exchange Act and in good standing with the Financial Industry Regulatory Authority, Inc.;
(jjjj)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
(kkkk)	“U.S. Person” means “U.S. person” as defined in Rule 902(k) of Regulation S;
(llll)	“U.S. Placement Memorandum” means the U.S. private placement memorandum, as attached to a copy of the Preliminary Prospectus or Final Prospectus, as the case may be, to be delivered to offerees and purchasers of the Units in the United States or who are U.S. Persons or who were offered the Units or are purchasing the Units for the account or benefit of a U.S. Person in accordance with schedule A hereto;

(mmmm)	“U.S. Purchaser” means a purchaser of Units (i) in the United States, (ii) that was offered Units in the United States,or (iii) a U.S. Person;
(nnnn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
(oooo)	“U.S. Securities Laws” means all of the applicable federal securities laws and regulations of the United States, including, without limitation, the U.S. Securities Act and U.S. Exchange Act, and applicable state securities laws;
(pppp)	“U.S. Subscription Agreement” means the subscription agreement in the form of Annex A to the U.S. Placement Memorandum;
(qqqq)	“Warrant” has the meaning ascribed to it in the preamble;

(rrrr)	“Warrant Certificates” has the meaning ascribed thereto in subsection 8(i) hereof;
(ssss)	“Warrant Agent” means Computershare Trust Company of Canada, in its role as registrar and transfer agent of the Corporation with respect to the Warrants;
(tttt)	“Warrant Indenture” means the warrant indenture dated the Closing Date between the Corporation and the Warrant Agent governing the Warrants; and
(uuuu)	“Warrant Share” has the meaning ascribed to it in the preamble.
     Capitalized terms used but not defined herein have the meanings ascribed to them in the Final Prospectus.
2. Interpretation
     For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:
(a)	any reference in this Agreement to a designated “section”, “subsection”, “paragraph” or other subdivision refers to the designated section, subsection, paragraph or other subdivision of this Agreement;
(b)	any reference to the Tax Act or a provision thereof shall include, for purposes of Québec income taxation, a reference to the Québec Tax Act or the equivalent provision thereof. Any reference to a filing or similar requirement imposed under the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Québec Tax Act; provided that, if no filing or similar requirement is provided under the Québec Tax Act, a copy of any material filed under the Tax Act shall be filed with Revenu Québec;
(c)	the words “herein” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(d)	the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;
(e)	any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulation;
(f)	all amounts expressed herein in terms of money refer to lawful currency of Canada and all payments to be made hereunder shall be made in such currency;
(g)	the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement; and
(h)	words importing the masculine gender include the feminine or neuter gender and words in the singular include the plural, and vice versa.
     The following schedules are attached to this Agreement and are deemed to be a part of and incorporated in this Agreement:

Schedule	Title
A	U.S. Offers and Sales
B	Compensation Option Certificate
C	Subscription Agreement
3. Attributes of the Securities
     The Unit Shares and the Warrants comprising the Units, Additional Units, the Additional Warrants and the Flow-Through Shares to be issued and sold by the Corporation hereunder shall be validly created and issued by the Corporation and, when issued and sold by the Corporation, such Unit Shares, Warrants and Flow-Through Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Prospectus, subject to such modifications or changes (if any) prior to the Closing Date as may be agreed to in writing by the Corporation and the Agents.
4. Distribution of the Offered Securities and Appointment of the Agents
(a)	Subject to the terms and conditions of this Agreement, the Corporation hereby appoints the Agents, and the Agents hereby agree to act, as the exclusive agents of the Corporation to offer the Flow-Through Shares for sale to the public in the Offering Jurisdictions and to offer the Units for sale to the public in the Offering Jurisdictions and in the United States and other jurisdictions outside of Canada on the exempt basis indicated below, and to use their commercially reasonable efforts to solicit and procure Purchasers of the Offered Securities on behalf of the Corporation.
(b)	The Agents shall distribute the Offered Securities to the public in the Offering Jurisdictions directly and through other investment dealers and brokers, only as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and in this Agreement. For the purposes of this section, the Agents will be entitled to assume that the Offered Securities are qualified for distribution to the public in any Offering Jurisdiction in respect of which the Final Passport Decision Document evidences that a receipt or similar acceptance of the Final Prospectus has been obtained from the applicable Securities Commission following the filing of the Final Prospectus, unless the Agents receive notice to the contrary from the Corporation or the applicable Securities Commission.
(c)	For purposes of the U.S. Securities Act, the Units may be (i) offered within the United States or to or for the account or benefit of a U.S. Person exclusively by the Agents, through the U.S. Affiliates, and sold by the Corporation to a limited number of institutional “accredited investors” as described in Rule 501(a)(1), (2), (3) or (7) of Regulation D (“Institutional Accredited Investors”) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D thereunder; or (ii) offered by the Agents and sold by the Corporation outside the United States in compliance with Rule 903 of Regulation S under the U.S. Securities Act. The Flow-Through Shares may not be purchased by a U.S. Person.
(d)	Each of the Agents make the representations, warranties and covenants in schedule A hereto, and each agrees on behalf of itself and its United States affiliate, for the benefit of the Corporation to comply with the selling restrictions imposed by the U.S. Securities Laws and set forth in schedule A hereto, which is incorporated by reference herein and forms part of this Agreement.
(e)	Any agreements between the Agents and the other Selling Firms will contain similar restrictions to the foregoing and the Agents will each use their commercially reasonable efforts to cause the Selling Firms to comply with all applicable Securities Laws and U.S. Securities Laws.
(f)	The Agents will complete, and each Agent will use its reasonable commercial efforts to cause the other Selling Firms to complete, the distribution of the Offered Securities as promptly as possible after the Time of Closing. The Agents will notify the Corporation when, in the Agents’ opinion, the Agents and the other Selling Firms have ceased distribution of the Offered Securities and, promptly after completion of the distribution of the Offered Securities, will provide the Corporation, in writing, with a breakdown of the number of Offered Securities distributed in each of the Offering Jurisdictions where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission and for the purpose of making any required filing with any Regulatory Authority.

(g)	Notwithstanding the foregoing provisions of this section 4, the obligations of the Agents under this section 4 are several and not joint or joint and several. No Agent will be liable for any act, omission, default or conduct by the other Agents or any Selling Firm appointed by the other Agents.
(h)	Each of the Agents represents and warrants to the Corporation that it has the requisite registrations and licences necessary under applicable Securities Laws to distribute the Offered Securities in accordance with the terms of this Agreement.
5.	Deliveries on Filing and Related Matters.
(a)	The Corporation will, as soon as possible following the execution of this Agreement, use its commercially reasonable efforts to file the Final Prospectus in both the English and French languages in form and substance satisfactory to the Agents acting reasonably, and all other documents required under the Securities Laws with the Securities Commissions, and will use its commercially reasonable efforts to obtain the Final Passport Decision Document from the AMF on its own behalf and on behalf of the other Securities Commissions as soon as possible after such filing and will have taken all other steps and proceedings that may be necessary on its part: (a) in order to qualify the Offered Securities for distribution in each of the Offering Jurisdictions by the Agents and other Persons engaged by the Agents who are registered in a category permitting them to distribute the Offered Securities under the Securities Laws and who comply with the Securities Laws (such other investment dealers and brokers are collectively referred to herein as the “Selling Firms”), (b) to enable the Units to be lawfully offered and sold by U.S. Affiliates based on certain exemptions in the United States in accordance with schedule A hereof, and (c) in order to qualify, in the Offering Jurisdictions, the issue of the Compensation Options and the Over-Allotment Option.
(b)	The Corporation will use its commercially reasonable efforts to cause to be delivered to the Agents, at those delivery points as the Agents may reasonably request, as soon as possible, and in any event no later than 5:00 p.m. (Toronto time), on the second Business Day immediately following the issuance of the Final Passport Decision Document, and thereafter from time to time during the distribution of the Offered Securities, as many commercial copies of the Final Prospectus in the English and French languages as the Agents may reasonably request. The Corporation will similarly use its commercially reasonable efforts to cause to be delivered to the Agents, without charge, at those delivery points and in such number as the Agents may reasonably request, commercial copies of the U.S. Placement Memorandum and any Supplementary Material required to be delivered to purchasers or prospective purchasers of the Offered Securities. Each delivery of the Final Prospectus, the U.S. Placement Memorandum or any Supplementary Material (collectively, the “Offering Documents”) will constitute the Corporation’s consent to the use of the Offering Documents by the Agents and the other Selling Firms for the distribution of the Offered Securities in the Offering Jurisdictions and the distribution of the Units on an exempt basis in the United States, in compliance with the provisions of this Agreement, the Securities Laws, the U.S. Securities Laws and applicable Laws other jurisdictions as agreed by the Corporation and the Agents.

(c)	Each delivery of the Offering Documents to the Agents by the Corporation under section 5(b) hereof will constitute the representation and warranty of the Corporation to the Agents and the other Selling Firms that (except for the information and statements relating solely to the Agents or the other Selling Firms and furnished by them in writing specifically for use in such document), at the Time of Closing:
(i)	the information and statements contained in each of the Offering Documents:
(A)	are true and correct in all material respects;
(B)	do not contain a misrepresentation; and
(C)	constitute full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation; and
(ii)	each of the Offering Documents complies in all material respects with Securities Laws and U.S. Securities Laws applicable to such Offering Documents.
(d)	The Corporation will deliver to the Agents, without charge, in Toronto, Ontario, contemporaneously with or prior to the filing of the Final Prospectus, as the case may be, unless otherwise indicated:
(i)	a copy of the Final Prospectus in both the English and French languages, signed on behalf of the Corporation as required by the Securities Laws;
(ii)	a copy of any other document required to be filed by the Corporation under the Securities Laws in connection with the distribution of the Offered Securities contemplated by this Agreement;
(iii)	opinions of legal counsel to the Corporation addressed to the Agents, the Corporation and the Agents’ legal counsel, in form and substance satisfactory to the Agents, acting reasonably, dated as of the dates of filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, to the effect that the French language version of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, including, unless an applicable translation exemption is obtained, except the financial information contained or incorporated by reference therein, is in all material respects a complete and accurate translation of the English language version thereof;
(iv)	opinions of the auditors addressed to the Agents, the Corporation, the Agents’ legal counsel and the Corporation’s legal counsel dated as of the dates of filing the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, to the effect that the French language version of the financial information contained therein and in the documents or information incorporated or deemed to be incorporated therein, is in all material respects a complete and proper translation of the English language version thereof;

(v)	evidence satisfactory to the Agents of the conditional approval of the listing and posting for trading on the TSX-V of the Flow-Through Shares, Unit Shares, Warrant Shares and the Compensation Option Shares, subject only to satisfaction by the Corporation of customary conditions imposed by the TSX-V in similar circumstances (the “Standard Listing Conditions”); and
(vi)	a “long-form” comfort letter or comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, addressed to the Agents and the board of directors of the Corporation from Bratt Fremeth Star G.P., and based on a review completed not more than two Business Days prior to the date of the Final Prospectus, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditors’ report contained in the Final Prospectus and any auditors’ comfort letters addressed to the Securities Commissions.
(e)	The opinions, comfort letters and other documents substantially similar to those referred to in clauses 5(d)(iii), 5(d)(iv) and 5(d)(vi) of this Agreement will be delivered to the Agents and their legal counsel with respect to any Supplementary Material or other relevant document, concurrently with the filing of the Supplementary Material or other relevant document.
(f)	During the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will not without the prior written consent of the Agents make any press release that includes information regarding the Corporation or the Offering and, so far as practicable, will provide to the Agents drafts of any press releases of the Corporation that includes information regarding the Corporation or the Offering, for review by the Agents and their respective legal counsel prior to issuance, provided that any such review will be completed in a timely manner.
(g)	Prior to the filing of the Final Prospectus or any Supplementary Material and the Time of Closing the Corporation will allow the Agents to participate fully in the preparation of such documents and will allow the Agents and their advisors and representatives to conduct all additional due diligence investigations which they may reasonably require in order to fulfill their obligations as agents in connection with the Offering and, as applicable, in order to enable them to execute the certificate required to be executed by them in the Final Prospectus and any Supplementary Material, which may include investigations conducted up to the Time of Closing including the holding of one or more “due diligence” meetings at or prior to the Time of Closing with officials of the Corporation, its independent resource consultants, outside legal counsel and auditors and former auditors of the Corporation.
(h)	The Corporation agrees with and acknowledges to the Agents that each of the Agents, their respective affiliates, and the directors, officers, employees, shareholders and agents of each of them, have not been, nor shall they be, responsible to it for verifying the accuracy and/or fairness of any information contained in the Presentation, the Announcements, the Preliminary Prospectus or any of the Offering Documents.

6. Material Changes
(a)	The Corporation will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:
(i)	any change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Corporation and whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, capital or control of the Corporation, considered as a whole, that would be material to the Corporation, considered as a whole;
(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or
(iii)	any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents or any new material fact relating to the Corporation (taken as a whole) that has occurred or been discovered after the date of this Agreement, which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying in all material respects with Securities Laws.
(b)	The Corporation will comply with section 57 of the Securities Act (Ontario) and with the comparable provisions of the Securities Laws of the other Offering Jurisdictions, and the Corporation will prepare and will file promptly at the request of the Agents any Supplementary Material which may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Securities for distribution in each of the Offering Jurisdictions.
(c)	In addition to the provisions of subsections 6(a) and 6(b) hereof, the Corporation will, in good faith, discuss with the Agents any change or fact contemplated in subsection 5(a)) which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Agents under subsection 6(a) and will consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Agents and their legal counsel, acting reasonably.
(d)	The Corporation will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Offered Securities of the full particulars of:
(i)	any request of any Regulatory Authority for any amendment to the Final Prospectus or any Supplementary Material or for any additional information in respect of the distribution of the Offered Securities or the Corporation;

(ii)	the receipt by the Corporation of any material communication, whether written or oral, from any Regulatory Authority relating to the Offering Documents or the distribution of the Offered Securities;
(iii)	any notice or other correspondence received by the Corporation from any Governmental Authority requesting any information, meeting or hearing relating to the Corporation, its Subsidiaries, the distribution of the Offered Securities or any other event or state of affairs that the Corporation reasonably believes could have a Material Adverse Effect; or
(iv)	the issuance by any Regulatory Authority of any order to cease or suspend trading or distribution of the Common Shares, or of the institution, or threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of the Common Shares.
7. Regulatory Approvals
(a)	The Corporation will file or cause to be filed with the TSX-V prior to the filing of the Final Prospectus with the Securities Commissions, all necessary documents and will take or cause to be taken all necessary steps to ensure that the Unit Shares, Warrant Shares and Compensation Option Shares have been approved for listing and posting for trading on the TSX-V, subject only to satisfaction by the Corporation of the Standard Listing Conditions.
(b)	The Corporation will make all necessary filings, take all necessary steps and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.
8. Covenants of the Corporation
     The Corporation hereby covenants and agrees with the Agents that the Corporation:
(a)	will advise the Agents, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and receipts therefor have been obtained (including, in respect of the Final Prospectus, the Final Passport Decision Document) and will provide evidence reasonably satisfactory to the Agents, acting reasonably, of each such filing and copies of such receipts;
(b)	until the distribution of the Offered Securities has been completed, will advise the Agents, promptly after receiving notice or obtaining knowledge thereof, of: (i) the issuance by any Regulatory Authority of any order suspending or preventing the use of any of the Offering Documents; (ii) the suspension of the qualification of the Offered Securities for distribution in any of the Offering Jurisdictions or the institution, threatening or contemplation of any proceeding for any such purposes; or (iii) any requests made by any Regulatory Authority for an amendment or supplement to the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal of any such order as quickly as possible;

(c)	until the distribution of the Offered Securities has been completed, will not at any time, directly or indirectly, take any action intended, or which might reasonably be expected, to cause or result in, or which will constitute, stabilization or manipulation of the price of the securities of the Corporation to facilitate the sale or resale of any of the Offered Securities or otherwise;
(d)	will use its reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws of at least one of the Offering Jurisdictions which have such a concept to the date that is at least 18 months following the date of issuance of any Warrant Shares issuable upon exercise of the Warrants;
(e)	for a period of a least 18 months following the date of issuance of any Warrant Shares issuable upon exercise of the Warrants, remain a validly subsisting corporation licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the properties owned or leased by the Corporation or the nature of the activities conducted by the Corporation make such licensing, registration or qualification necessary and shall carry on the business thereof in the ordinary course and in compliance in all material respects with all applicable laws, rules and regulations of each such jurisdiction;
(f)	maintain the listing of the Common Shares on the TSX-V or such other recognized stock exchange and the status thereof as a reporting issuer not in default under the securities legislation of each of the Reporting Jurisdictions, for a period of at least 18 months following the date of issuance of any Warrant Shares issuable upon exercise of the Warrants;
(g)	fulfill all legal requirements to permit the creation, issue, offering and sale of the Offered Securities, the creation and issue of the Compensation Options and the issue of the Warrant Shares and Compensation Option Shares as contemplated in this Agreement including, without limitation, compliance with the Securities Laws of the Offering Jurisdictions to enable the Offered Securities to be offered for sale and sold to the Purchasers and the Compensation Options to be issued to the Agents pursuant to the Final Prospectus;
(h)	will ensure that the Unit Shares and the Flow-Through Shares issuable on the Closing shall be duly issued as fully paid and non-assessable Common Shares;
(i)	will execute and deliver the Warrant Indenture and the certificates representing the Warrants (the “Warrant Certificates”) at the Time of Closing, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;
(j)	will ensure that the Warrants are duly and validly created, authorized and issued and have attributes corresponding in all material respects to the description set forth in this Agreement, the Prospectus and the Warrant Indenture;
(k)	will ensure that at all times prior to the expiry thereof, sufficient Warrant Shares are allotted and reserved for issuance upon the due exercise of the Warrants;

(l)	will ensure that the Warrant Shares issuable upon exercise of the Warrants shall, upon issuance in accordance with the terms set out in the Warrant Certificates and Warrant Indenture, be duly issued as fully paid and non-assessable Common Shares;
(m)	will ensure that the Compensation Option Shares issuable upon exercise of the Compensation Options shall, upon issuance in accordance with the terms set out in the certificates representing the Compensation Options, be issued as fully paid and non-assessable Common Shares;
(n)	will apply the proceeds from the issue and sale of the Offered Securities in accordance with the disclosure set out under the heading “Use of Proceeds” in the Final Prospectus;
(o)	will, to the extent that any Units are sold in the United States or to U.S. Persons, file such notices with the SEC and state securities regulatory authorities as are required under the U.S. Securities Act and applicable state securities laws;
(p)	shall incur Qualifying Expenses in an amount equal to the Commitment Amount on or before the Termination Date in accordance with the Subscription Agreement and renounce to the Purchasers of the Flow-Through Shares, with an effective date no later than December 31, 2010, Qualifying Expenses in an amount equal to the Commitment Amount;
(q)	will deliver to each Purchaser of the Flow-Through Shares, within the time period prescribed by the Tax Act, the relevant Prescribed Forms, fully completed and executed, renouncing to each such Purchaser Qualifying Expenses in an amount equal to the Commitment Amount with an effective date of no later than December 31, 2010 and shall timely file such Prescribed Forms with the relevant tax authorities;
(r)	shall ensure that the expenses to be renounced by the Corporation to the Purchasers of the Flow-Through Shares:
(i)	will be Qualifying Expenses on the effective date of the renunciation;
(ii)	will not include expenses that are (1) “Canadian exploration and development overhead expenses” (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Corporation, (2) amounts which constitute specified expenses that are a cost of, or for the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (3) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act or (4) any assistance received by the Corporation of the type described in paragraph 66(12.6)(a) of the Tax Act;
(iii)	will not include any amount that has previously been renounced by the Corporation to the Purchasers or to any other person;
(iv)	would be deductible by the Corporation in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Purchasers; and

(v)	will not be subject to any reduction under subsection 66(12.73) of the Tax Act;
(s)	will refrain from entering into transactions or taking deductions which would be likely to reduce its cumulative CEE to an extent that would preclude a renunciation of Qualified Expenses under the Subscription Agreements in an amount equal to the Commitment Amount;
(t)	will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenses to each Purchaser of the Flow-Through Shares in an amount equal to the Commitment Amount;
(u)	if the Corporation receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act and the receipt of or entitlement to receive such government assistance has or will have the effect of reducing the Qualifying Expenses renounced to a Purchaser of the Flow-Through Shares hereunder to less than the Commitment Amount, the Corporation shall incur additional Qualifying Expenses so that it may renounce to the Purchaser Qualifying Expenses in an amount not less then the Commitment Amount;
(v)	will file with the CRA the form prescribed by subsection 66(12.68) of the Tax Act, together with a copy of the form of the Subscription Agreement pursuant to which the Flow-Through Shares were issued in accordance with and within the time period prescribed by the Tax Act;
(w)	if the Corporation does not renounce to the Purchasers of the Flow-Through Shares, effective on or before December 31, 2010, Qualifying Expenses equal to the Commitment Amount, the Corporation shall indemnify and hold harmless the Purchasers of the Flow-Through Shares and each of the partners thereof if any Purchaser is a partnership or a limited partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person an amount equal to the amount of any tax (within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure, on or before the 20th Business Day following the date the amount is determined. In the event that the CRA (or similar provincial tax authority) reduces the amount renounced by the Corporation to the Purchasers of the Flow-Through Shares pursuant to subsection 66(12.73) of the Tax Act (or any corresponding provincial legislation), the Corporation shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person, an amount equal to the amount of any tax (within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. For certainty, the foregoing indemnity shall have no force or effect and the Purchasers of Flow-Through Shares shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise cause the Flow-Through Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;
(x)	will keep proper books, records and accounts of all Qualifying Expenses and all transactions affecting the amount of Qualifying Expenses to be renounced to Purchasers of the Flow-Through Shares, and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of such Purchasers;
(y)	shall maintain its status as a “principal-business corporation” as defined in subsection 66(15) of the Tax Act until such time as all of the Qualifying Expenses required to be renounced under the Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act;
(z)	shall incur and renounce Qualifying Expenses pursuant to this Agreement and all other agreements with other persons providing for the issue of Flow-Through Shares entered into by the Corporation on the Closing Date (collectively, the “Other Agreements”) pro rata by number of Flow-Through Shares issued or to be issued pursuant thereto before incurring and renouncing Qualifying Expenses pursuant to any other agreement which the Corporation has entered into or shall enter into with any person with respect to the issue of Flow-Through Shares. The Corporation shall not, without the prior written consent of the Agents (such consent not to be unreasonably withheld) enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenses to the Purchaser in the amount of the Commitment Amount. If the Corporation is required under the Tax Act to reduce Qualifying Expenses previously renounced to the Purchaser, the reduction shall be made pro rata by number of Flow-Through Shares issued or to be issued pursuant to this Agreement to the reduction made under the Other Agreements but the Corporation shall not reduce Qualifying Expenses renounced to the Purchaser under this Agreement until it has first reduced to the extent possible all CEE renounced to persons other than the Purchaser and the Purchasers under the Other Agreements;
(aa)	shall use the Commitment Amount for an exploration program on certain interests in mineral resource properties situated in the Province of Québec for the purpose of determining the existence, location, extent and quality of the mineral resources located thereon;
(bb)	shall perform and carry out all of the acts and things to be completed by it as provided in this Agreement, unless waived by the Agents; and
(cc)	will use its commercially reasonable efforts to promptly do, make, execute, deliver or cause to be done, made, executed or delivered, all such acts, documents and things as the Agents may reasonably require from time to time for the purpose of giving effect to this Agreement and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

9. Representations and Warranties of the Corporation
     The Corporation represents and warrants to the Agents as of the date hereof, and acknowledges that the Agents are relying upon each of such representations and warranties in completing the Closing, as follows:
(a)	Incorporation and Organization: The Corporation has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Agreement and the other Transaction Documents, and to carry out its obligations hereunder and thereunder;
(b)	No Subsidiaries: The Corporation does not have any direct or indirect subsidiaries or any investment or proposed investment in any person which, for the financial year ended October 31, 2009 accounted for or which, for the financial year ending October 31, 2010, is expected to account for, more than five percent of the consolidated assets or consolidated revenues of the Corporation or would otherwise be material to the business and affairs of the Corporation on a consolidated basis.
(c)	Permits: The Corporation holds all requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing except where the failure to hold or the lack of good standing in respect to such licences, registrations, qualifications, permits and consents in all material respects would not have a Material Adverse Effect on the Corporation. In particular, without limiting the generality of the foregoing, the Corporation has not received any notice of proceedings relating to the revocation or adverse modification of any material mining or exploration permit or licence, nor has the Corporation received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases with respect to any of the Properties where such revocation or cancellation would have a Material Adverse Effect on the Corporation;
(d)	Authority: The Corporation has all necessary power, authority and capacity to enter into this Agreement, the other the Transaction Documents and all other agreements and instruments to be executed by the Corporation as contemplated hereby and thereby, and to perform its obligations hereunder, thereunder and under such other agreements and instruments. The execution and delivery of this Agreement, the other Transaction Documents and all other agreements and instruments to be executed by the Corporation as contemplated hereby and thereby and the completion by the Corporation of the Offering and the other transactions contemplated by the Transaction Documents have been authorized by the directors of the Corporation and no other corporate proceedings on the part of the Corporation are necessary to authorize the Transaction Documents or to complete the Offering. This Agreement has been executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to laws relating to bankruptcy, insolvency, reorganization, fraudulent transfer and moratorium, other Laws relating to or affecting creditors’ rights generally and to general principles of equity. The Corporation has, or will have at the appropriate time, the necessary corporate power and authority to execute and deliver each of the Prospectuses and any Supplementary Material and all necessary corporate action has been taken or will be taken, as applicable, by the Corporation to authorize the execution and delivery by it of the Prospectuses and any Supplementary Material and the filing thereof, as the case may be, in each of the Offering Jurisdictions under the Securities Laws. At the Time of Closing, each of the Subscription Agreements, the Warrant Indenture and the Warrant Certificates shall have been executed and delivered by the Corporation and shall constitute a legal, valid and binding obligation of the Corporation, enforceable against it in accordance with its terms, subject to laws relating to bankruptcy, insolvency, reorganization, fraudulent transfer and moratorium, other Laws relating to or affecting creditors’ rights generally and to general principles of equity.
(e)	Flow-Through Shares, Units, Compensation Options and Underlying Securities. At the Time of Closing, all necessary corporate action will have been taken by the Corporation to carry out its obligations hereunder and to allot and authorize the issuance of the Unit Shares and the Flow-Through Shares and to create and authorize the issuance of the Warrants and the Compensation Options. At the Time of Closing, all necessary corporate action will have been taken by the Corporation to carry out its obligations under the Warrant Indenture and the Compensation Option Certificates and to allot, reserve and authorize the issuance of the Warrant Shares and the Compensation Option Shares. The attributes of the Flow-Through Shares, Units, Unit Shares, Warrants, Warrant Shares, Compensation Options and Compensation Option Shares are consistent in all material respects with the descriptions thereof in the Final Prospectus. At or prior to the Time of Closing, the Warrants and the Compensation Options will be created and validly issued. At the Time of Closing, the Flow-through Shares and the Unit Shares will be validly issued as fully paid and non-assessable Common Shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation. When the Warrant Shares and Compensation Option Shares are issued, delivered and paid for in full in accordance with the terms of the Warrants Indenture and Compensation Option Certificates, respectively, they will be validly issued as fully paid and non-assessable Common Shares and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.
(f)	Authorized Capital. The Corporation is authorized to issue an unlimited number of Common Shares, and an unlimited number of preferred shares, issuable in series, of which 44,798,206 Common Shares were issued and outstanding as fully paid and non-assessable shares immediately prior to the date hereof and no preferred shares were outstanding immediately prior to the date hereof.
(g)	Rights to Acquire Securities: No Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of the Corporation, except, as at the date hereof, an aggregate of 1,991,330 Common Shares were reserved for issue pursuant to outstanding options, warrants, share incentive plans, convertible, exercisable and exchangeable securities and other rights to acquire Common Shares.
(h)	Listing. The Common Shares are, and at the Time of Closing will be, listed on the TSX-V and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares has been received by the Corporation and no proceedings for that purpose of which notice has been served on the Corporation have been instituted or are pending, or to the Corporation’s knowledge, are threatened by any Regulatory Authority.
(i)	Certain Securities Law Matters. The Common Shares are listed only on the TSX-V, the Corporation is a reporting issuer or the equivalent only in the Reporting Jurisdictions and is not in default of any requirement of the Securities Laws of any of such provinces and the Corporation has not received any correspondence or notice from a Regulatory Authority concerning a review of any of the Corporation’s continuous disclosure documents in respect of which any matters remain outstanding. The Common Shares are not registered under the U.S. Exchange Act.
(j)	Rights Plan. As of the date hereof, the directors of the Corporation have not adopted a shareholder rights plan or a similar plan and the Corporation is not party to what is commonly referred to as a shareholder rights plan agreement.
(k)	No Pre-emptive Rights. The issue of the Offered Securities will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Corporation or to which the Corporation is subject. Except pursuant to the transactions contemplated herein, and as disclosed in the Final Prospectus, no Person has or will have at the Time of Closing any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Corporation of any unissued shares or securities of the Corporation;
(l)	Dividends. Except as disclosed in the Final Prospectus, the Corporation is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness.
(m)	Common Shares. The form and terms of the certificate for the Common Shares have been approved and adopted by the board of directors of the Corporation and comply with the Canada Business Corporations Act and the rules of the TSX-V.
(n)	Continuous Disclosure. The Corporation has made all filings required to be made under Securities Laws and the rules and policies of the TSX-V. The Corporation is in compliance in all material respects with its continuous disclosure obligations under Securities Laws and the rules and policies of the TSX-V, there are no filings that have been made on a confidential basis and all of such filings comply in all material respects with the requirements of applicable Securities Laws. None of the public disclosure record documents filed by the Corporation under the Securities Laws, including the documents and information incorporated or deemed to be incorporated by reference in the Preliminary Prospectus or the Final Prospectus, contained a misrepresentation as at its date of public dissemination.

(o)	No Cease Trade Orders. No order preventing, ceasing or suspending trading in any securities of the Corporation or prohibiting the issue and sale of securities by the Corporation has been issued and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of the Corporation, are pending, contemplated or threatened.
(p)	Short Form Prospectus Offeror. The Corporation is qualified to file a short form prospectus under NI 44-101 in each of the Offering Jurisdictions.
(q)	Consents. Other than as may be required under Securities Laws or by the TSX-V, assuming the compliance by the Agents with their obligations hereunder and compliance by the Selling Firms with section 4 hereof, no consent, approval, authorization, order, registration or qualification of or with any court, Governmental Authority or other third party is required for the sale and delivery of the Offered Securities and the Compensation Options as contemplated by this Agreement, or the consummation by the Corporation of the Offering except as have been obtained or will be obtained prior to Closing, or where a failure to satisfy such requirement would not have a Material Adverse Effect or would not impede or prevent the consummation of the Offering.
(r)	No Violation. The execution and delivery of this Agreement and the other Transaction Documents, the performance of the provisions hereof and thereof and the completion of the Offering do not and will not result in a violation, contravention or breach of, require any consent to be obtained under, constitute a default under, or give rise to any termination rights under any provision of:
(i)	the articles or by-laws of the Corporation;
(ii)	the resolutions of the directors or shareholders of the Corporation which are in effect at the date hereof;
(iii)	any applicable Law;
(iv)	any contract, agreement, license, permit or other document to which the Corporation is bound or is subject to or of which the Corporation is the beneficiary; or
(v)	any judgment, decree or order binding the Corporation or the property or assets thereof.
(s)	No Brokers. Other than the Agents and the other Selling Firms, there is no Person acting or purporting to act at the request of the Corporation who is entitled to any brokerage or agency fee in connection with the Offering.
(t)	No Order. To the knowledge of the Corporation, none of the Corporation’s directors or officers are now, or have ever been, subject to an order or ruling of any Government Authority prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(u)	Transfer Agent. The Transfer Agent at its principal offices in Toronto, Ontario and Montreal, Québec has been appointed as the registrar and transfer agent of the Corporation with respect to its Common Shares.
(v)	Warrant Agent. Prior to the Time of Closing, Computershare Trust Company of Canada shall have been duly appointed as the warrant agent under the Warrant Indenture.
(w)	Auditors. There has never been a reportable disagreement (within the meaning of NI 51-102) with the current auditors of the Corporation.
(x)	Ordinary Course. Since July 31, 2010, the Corporation has conducted business only in, and not taken any action except in, the ordinary course of business and consistent with past practice.
(y)	Compliance with Laws. The Corporation has complied in all material respects with all applicable Laws, orders, judgments and decrees and has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with applicable Laws.
(z)	No Limitation on Operations. Except to the extent necessary to comply with applicable Laws, the Corporation is not a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Corporation to compete in any line of business, or to transfer or move any of its assets or operations or which would materially impact the business practices, operations or condition of the Corporation or which would prohibit or restrict the Corporation from completing the Offering.
(aa)	No Associates. The Corporation has no associates (as such term is defined in the Securities Act (Ontario)) is not a partner, co-tenant, joint-venturer or otherwise a participant in any partnership, co-tenancy or other similar jointly owned business.
(bb)	Agreements and Actions. Any and all of the agreements and other documents and instruments pursuant to which the Corporation holds its respective property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with their terms., The Corporation is not in violation of any term of its constating documents. The Corporation is not in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could, result in any Material Adverse Effect. The Corporation is not in default in the payment of any obligation owed which is now due and there is no action, suit, proceeding or investigation commenced, pending or, to the knowledge of the Corporation after due inquiry, threatened which, either in any case or in the aggregate, might result in a Material Adverse Effect on the Corporation or a Material Adverse Effect in any of the Properties or material assets thereof or in any material liability on the part of the Corporation or which places, or could place, in question the validity or enforceability of this Agreement or the other Transaction Documents or any document or instrument delivered, or to be delivered, by the Corporation pursuant hereto or thereto. None of the properties (or any interest in, or right to earn an interest in, any property) of the Corporation is subject to any right of first refusal or purchase or acquisition right.

(cc)	Owner of Assets. The Corporation is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property and assets thereof as described in the Final Prospectus, free of all Encumbrances, claims or demands whatsoever, other than those described in the Final Prospectus, and no other property rights are necessary for the conduct of the business of the Corporation as currently conducted or contemplated to be conducted, the Corporation does not know of any claim or the basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Final Prospectus, the Corporation does not have any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any Person with respect to the property rights thereof.
(dd)	Material Properties. The Properties are the only mineral properties that are material to the Corporation. The mineral claims located in the Province of Newfoundland and Labrador comprising a part of the Properties are not material to the Corporation or such Properties.
(ee)	Mineral Property Rights. The Corporation is the absolute legal and beneficial owner of the Properties and holds either freehold title, leases, concessions, claims, options or participating interests or other conventional property or proprietary interests or rights, recognized in the jurisdiction in which a particular Property is located (collectively, “Property Rights”), in respect of the mineral rights located in the Properties as described in the Final Prospectus under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Corporation to explore for mineral deposits relating thereto, free and clear of any Encumbrances and no material commission, royalty, licence fee or similar payment to any person with respect to the Properties is payable.
(ff)	Registration of Title. All Property Rights in which the Corporation holds an interest or right have been validly registered and recorded in accordance in all material respects with all applicable Laws and are valid and subsisting. The Corporation has all necessary surface rights, access rights and other necessary rights and interests relating to the Properties granting the Corporation the right and ability to explore for mineral deposits as are appropriate in view of the rights and interests therein of the Corporation, with only such exceptions as do not unreasonably interfere with the use made by the Corporation of the rights or interest so held. Each of the Property Rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in the name of the Corporation.
(gg)	Property Rights Disclosure. The Properties and Property Rights of the Corporation, as disclosed in the Final Prospectus, constitute an accurate description of the Properties and all material Property Rights held by the Corporation, and no other property or assets are necessary for the conduct of the business of the Corporation as currently conducted, the Corporation does not know of any claim or the basis for any claim that might or could materially and adversely affect the right thereof to use, transfer or otherwise explore for mineral deposits on such Properties and the Corporation holds interests in such Properties free and clear of any all Encumbrances, claims or demands whatsoever and no material commission, royalty, licence fee or similar payment to any Person with respect to the Properties is payable.
(hh)	Mineral Information. The information set forth in the public record of the Corporation and the Final Prospectus relating to the estimates by the Corporation of its mineral resources has been reviewed and verified by the Corporation or independent engineering consultants to the Corporation as disclosed therein and the mineral resource information and preliminary assessments have been prepared in accordance with Canadian industry standards and NI 43-101, and the method of estimating the mineral resources has been verified by independent engineering consultants to the Corporation that were qualified persons within the meaning of NI 43-101 and the information upon which the estimates of resources and the preliminary assessments were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof.
(ii)	Technical Reports. The Technical Reports have been prepared in accordance with, and are in compliance with the requirements set out in NI 43-101 and the Corporation has made available to the qualified persons (within the meaning of NI 43-101) who authored the Technical Reports, prior to the issue of each such technical report for the purposes of preparing such technical reports, all information requested by such qualified persons which information did not contain any misrepresentation at its date. The Corporation is not aware of an adverse material change in any information provided to the qualified persons since the date that such information was so provided.
(jj)	Exploration Activity. All exploration activities on the Properties by the Corporation have been conducted in all material respects in accordance with good exploration practices and all applicable workers’ compensation and health and safety and workplace Laws have been complied with in all material respects.
(kk)	No Defaults. The Corporation is not in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Corporation is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could have a Material Adverse Effect.
(ll)	Licenses. The Corporation has conducted and is conducting its business in compliance with industry practices and all applicable Laws of each jurisdiction in which it carries on business (except where non-compliance with such laws, rules or regulations would not have a Material Adverse Effect on the Corporation), and holds all necessary licences, permits registrations and qualifications (the “Licences”) which are material to the Corporation in all jurisdictions in which they carry on business and the Licences are in good standing, are not subject to any Encumbrance and there is no event that constitutes, or with the giving of notice, the lapse of time or the happening of any other event or condition will constitute, a default under the Licences or will or could result in the rescission, termination or nullification of the Licences and the Licences are in full force and effect, and have not been rescinded, terminated or otherwise nullified.
(mm)	Environment. The Corporation:
(i)	is in material compliance with any and all applicable Laws relating to the protection of human health and safety, conservation, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”);
(ii)	has received all material permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business; and
(iii)	is in material compliance with all terms and conditions of each such permit, license or approval.
(nn)	Environmental Claims. There have been no past or pending, and, to the knowledge of the Corporation, there are no threatened claims, complaints, notices or requests for information received by the Corporation with respect to any alleged violation of any Environmental Law and, to the knowledge of the Corporation, no conditions exist at, on or under any property now or previously owned, operated, leased or contracted to perform work by the Corporation which, with the passage of time, or the giving the notice or both, would give rise to liability under any Environmental Law.
(oo)	Indigenous Peoples Claims. There are no claims with respect to indigenous persons rights currently pending or, to knowledge of the Corporation, threatened with respect to any of the Properties.
(pp)	No Contemplated Changes. The Corporation has not approved, has not entered into any binding agreement in respect of, is not contemplating, and has no knowledge of:
(A)	the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares or otherwise;
(B)	the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or otherwise) of the Corporation; or
(C)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation.
(qq)	Books and Records. The corporate records and minute books of the Corporation made available to legal counsel for the Agents in connection with their due diligence investigation of the Corporation have been maintained in all material respects in accordance with all applicable Laws and are complete and accurate in all material respects. The financial books and records and accounts of the Corporation set out and disclose all material financial transactions of the Corporation and such transactions have been accurately recorded in such books and records.
(rr)	Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are completed in accordance with the general or a specific authorization of management of the Corporation; (ii) transactions are recorded as necessary to permit the preparation of financial statements for the Corporation in conformity with Canadian generally accepted accounting principles and to maintain asset accountability; (iii) access to assets of the Corporation is permitted only in accordance with the general or a specific authorization of management of the Corporation; and (iv) the recorded accountability for assets of the Corporation is compared with the existing assets of the Corporation at reasonable intervals and appropriate action is taken with respect to any differences therein.
(ss)	Financial Statements. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles consistently applied and fairly present in all material respects the consolidated financial condition of the Corporation at the date indicated therein and the results of operations of the Corporation for the period covered therein on a consolidated basis.
(tt)	Liabilities. The Corporation has no material liabilities, contingent or otherwise, except those set out in the Financial Statements and those incurred in the ordinary course of business since the date of the Financial Statements.
(uu)	No Debt Instruments. Except as set out in the Financial Statements, the Corporation has not incurred, authorized, agreed or otherwise become committed to provide guarantees for borrowed money or incurred, authorized, agreed or otherwise become committed for any indebtedness for borrowed money.
(vv)	Indebtedness. The Corporation has not made any material loans to or guaranteed the obligations of any Person.
(ww)	Auditors. The auditor of the Corporation who audited the annual financial statements of the Corporation included in the Final Prospectus are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec and there has never been any reportable event (within the meaning of NI 51-102) with the present auditor of the Corporation or, to the best knowledge of the Corporation, any former auditor of the Corporation.
(xx)	Audit Committee. The responsibilities and composition of the audit committee of the directors of the Corporation comply with National Instrument 52-110.
(yy)	No Insolvency. The Corporation is not insolvent within the meaning of applicable bankruptcy, insolvency or fraudulent conveyance laws. No act or proceeding has been taken by or against the Corporation in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Corporation or the appointment of a trustee, receiver, manager or other administrator of the Corporation or its properties or assets.

(zz)	Litigation. There are no material claims, actions, suits, proceedings or investigations commenced or, to the knowledge of the Corporation, threatened or contemplated, against or affecting any of the Corporation or affecting the Properties or assets before any Governmental Entity or before or by any Person or before any arbitrator of any kind. To the knowledge of the Corporation, none of the Corporation, its officers or directors is aware of any circumstances presently existing under which material liability to the Corporation is or could reasonably be expected to be incurred under Part XXIII — Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and with the comparable provisions of the Securities Laws of the other Reporting Jurisdictions.
(aaa)	Insurance. The assets of the Corporation and its business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and the Corporation has not breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder.
(bbb)	Taxes. The Corporation has filed in the prescribed manner and within the prescribed time except where failure to file within the prescribed time would not have a Material Adverse Effect on the Corporation all Tax Returns required to be filed by it and such Tax Returns are in all material respect correct and complete and the Corporation has made complete and accurate disclosure in those Tax Returns and in all materials accompanying those Tax Returns, except in respect of a particular Tax Return to the extent that it may have been modified in a subsequent Tax Return. The Corporation has paid all Taxes due and payable, including all Taxes shown on those Tax Returns as being due and payable and all Taxes payable under any assessment or reassessment. The Financial Statements fully reflect accrued liabilities for all Taxes which are not yet due and payable and for which Tax Returns are not yet required to be filed as of the date of such financial statements. To the knowledge of the Corporation, no examination of any Tax Return of the Corporation by a Governmental Entity is currently in progress. There is no legal proceeding, assessment, re-assessment or request for information outstanding or, to the knowledge of the Corporation, threatened against the Corporation with respect to Taxes or any matters under discussion with any Governmental Entity relating to Taxes. There are no agreements, waivers or other arrangements providing for an extension of time with respect to any assessment or reassessment of Tax, the filing of any Tax Return or the payment of any Tax by the Corporation. The Corporation has withheld from each payment made by it the amount of all Taxes and other deductions required under any applicable Laws to be withheld therefrom and has remitted all those amounts withheld and paid all instalments of Taxes due and payable before the date hereof to the relevant Governmental Entity within the time prescribed under any applicable Laws. The Corporation has complied with all registration, reporting, collection and remittance requirements in respect of all applicable Laws in respect of sales tax.
(ccc)	Residency. The Corporation is not a non-resident of Canada for purposes of the Tax Act.
(ddd)	Compliance with Employment Laws. The Corporation is in material compliance with all Laws respecting employment and employment practices, terms and conditions of employment, occupational health and safety, pay equity and wages. There is not any, or any reasonably foreseeable, labour disruption or conflict involving the Corporation.
(eee)	Employee Plans. The Prospectus discloses, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.
(fff)	No Voting Agreements. To the knowledge of the Corporation, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Corporation.
(ggg)	Non-Arm’s Length Transactions. The Corporation does not have any loan or other indebtedness outstanding which has been made to any of its shareholders, directors, officers or employees, past or present, or any Person not dealing at “arm’s length” (as such term is defined in the Tax Act) with the Corporation. Except as disclosed in the Final Prospectus, the Corporation has not engaged in any transaction with any non-arm’s length Person.
(hhh)	Insiders. To the knowledge of the Corporation, none of the directors, officers, insiders or employees of the Corporation, or any associate or affiliate of any of the foregoing, has, or has had within the last three years, any material interest, direct or indirect, in any transaction, or in any proposed transaction, that has materially affected or will materially affect the Corporation except as disclosed in the Final Prospectus.
(iii)	Working Capital. Taking into account the net proceeds of the maximum Offering, the Corporation and its Subsidiaries have sufficient working capital for at least 12 months from the Closing Date.
(jjj)	Full Disclosure. The Corporation has made available to the Agents all material information, including financial, operational and other information, in respect of the Corporation and the business thereof, and all such information as made available to the Agents was true and correct as of the date of such information in all material respects and no material fact or material facts have been omitted therefrom which would make such information misleading.
(kkk)	Due Diligence. The information supplied by the Corporation to the Agents and their respective counsel in connection with the due diligence conducted by them, including information provided at due diligence sessions on September 27, 2010 and October 7, 2010, was, when provided or as subsequently updated in writing to the Agents, true and accurate in all material respects and not misleading and all expressions of opinion and expectation therein contained are honestly and fairly based and such replies have been prepared or approved by persons having appropriate knowledge and responsibility to enable them properly to provide such replies and all such replies have been given in good faith.

(lll)	Presentation. All statements of fact contained in the Presentation were, when made, and are as at the date hereof, true, complete and accurate in all material respects and not misleading in any material respect and all forecasts, estimates and expressions of opinion, intention or expectation contained in the Presentation were, when made, and are as at the date hereof, true and honestly held, are fairly based and have been made on reasonable grounds after due and careful enquiry and consideration of all the information currently available to the Corporation.
(mmm)	No Significant Acquisitions. The Corporation has not completed any “significant acquisition” nor is it proposing any “probable acquisitions” (as such terms are used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Final Prospectus pursuant to the Securities Laws.
(nnn)	Flow-Through Shares. Upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be prescribed shares within the meaning of section 6202.1 of the regulations to the Tax Act. To the knowledge of the Corporation, the Corporation does not have and will not have prior to the Termination Date a Prescribed Relationship with any Purchaser of the Flow-Through Shares and, if a Purchaser of the Flow-Through Shares is a partnership, any partner or limited partner of the partnership.
(ooo)	Principal Business. The Corporation is and at all relevant times will be a “principal-business corporation” as defined in subsection 66(15) of the Act and a “development corporation” as such term is defined in section 363 of the Québec Tax Act and will continue to be a “principal-business corporation” and “development corporation” until such time as all of the Qualifying Expenses required to be renounced under the Subscription Agreements have been incurred and validly renounced pursuant to the Tax Act and the Québec Tax Act.
(ppp)	Commitment Amount. The amount of the Commitment Amount paid by the Purchasers of Flow-Through Shares will be included in (i) “the exploration base relating to certain Québec surface mining exploration expenses or oil and gas exploration expenses”, as such term is defined in section 726.4.17.2 of the Québec Tax Act; and (ii) the “exploration base relating to certain Québec exploration expenses”, as such term is defined in section 726.4.10 of the Québec Tax Act.
(qqq)	Qualified Corporation. The Corporation is a “qualified corporation” as such term is defined in sections 726.4.15 and 726.4.17.7 of the Québec Tax Act and will continue to be a “qualified corporation” until such time as all the Qualifying Expenses required to be renounced under the Subscription Agreements have been incurred and validly renounced pursuant to the Québec Tax Act.
(rrr)	Incurring or Renouncing the Commitment Amount. The Corporation has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Purchasers of the Flow-Through Shares effective on or before December 31, 2010, Qualifying Expenses in an aggregate amount equal to the Commitment Amount and the Corporation has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act.
(sss)	Québec CEE. The CEE will qualify, for eligible Purchasers of Flow-Through Shares in the Province of Québec, for the additional deduction in respect of certain exploration expenses incurred in Québec and the additional deduction in respect of certain surface mining exploration expenses in Québec.
(ttt)	CEE. The CEE will qualify as FTME.
(uuu)	Other Agreements. The Corporation has not entered into any agreements or made any covenants to any parties that would restrict the Corporation from entering into the Subscription Agreements and agreeing to incur and renounce Qualifying Expenses in accordance with this Agreement and the Subscription Agreements nor that would require the prior renunciation to any other person of Qualifying Expenses prior to the renunciation of the Commitment Amount in favour of the Purchasers of the Flow-Through Shares and the Corporation has no outstanding obligations to incur and renounce Qualifying Expenses to any persons other than pursuant to the Subscription Agreements.
(vvv)	Subscription Agreements. The representations and warranties of the Corporation in the Subscription Agreements are, and will on the Closing Date be, true and correct and the Corporation will fulfill its obligations and comply with all the covenants, terms and conditions of the Subscription Agreements.
     Each of the parties to this Agreement acknowledges that the representations and warranties given by the Corporation under this Agreement are given to each of the Agents for itself and as trustee for the benefit of the subscribers for Offered Securities to whom such Offered Securities are respectively placed by the relevant Agent, on the basis that such Agent shall enjoy absolute discretion as to making any claim for breach of such warranty or representation.
10. Closing
(a)	The Closing will be completed at the Time of Closing at the offices of Heenan Blaikie LLP in Montreal, Québec, or at any other place agreed to by the Corporation and the Agents; provided always that any physical certificates representing securities or cheques delivered to the Agents shall be delivered at the offices of legal counsel to the Agents in Toronto, Ontario at the Time of Closing.
(b)	At or prior to the Time of Closing, the Agents shall have received all of the certificates, opinions, agreements, materials or other documents specified in section 11 hereof. Such certificates, opinions, agreements, materials and other documents, and the securities and purchase price specified in subsection 10(d) hereof may be delivered prior to the Time of Closing and held in escrow, to be released upon the conditions agreed between the Agents and the Corporation.
(c)	The Corporation will deliver to the Agents, subject as follows and to subsection 10(f) hereof, one or more definitive certificates representing in aggregate the Unit Shares, one or more definitive certificates representing in the aggregate the Flow-Through

Shares and one or more definitive certificates representing in the aggregate the Warrants, each registered in the name of CDS & Co., or in such name or names as the Agents shall notify the Corporation in writing not less than 24 hours prior to the Time of Closing. The definitive certificates representing Unit Shares and Warrants offered or sold in the United States shall be registered in the names of the purchasers thereof.
(d)	Delivery of the Flow-Through Shares, Unit Shares and Warrants to be issued to investors pursuant to subsection 10(c) above will be made against payment by the Agents of the purchase price for the Flow-Through Shares and Units, net of the Agency Fee and the Agents’ expenses payable by the Corporation pursuant to section 18 or 19 hereof (as applicable), by wire transfer of immediately available (same day) funds to such account or accounts of the Corporation as the Corporation shall direct, or by such other manner of payment as may be agreed to by the Corporation and the Agents, each acting reasonably, together with deliveries of a copy of each of the Subscription Agreements duly signed by the applicable Agent as agent on behalf of the purchasers of Flow-Through Shares and a receipt signed by the Lead Agent (on behalf of the Agents) for such definitive certificate(s) and for receipt of the Agency Fee and such expenses. The directions referred to in this subsection 10(d) shall be delivered to the Agents in writing not less than 24 hours prior to the Time of Closing.
(e)	At the Time of Closing, the Corporation will deliver to the Agents certificates representing the Compensation Options to be granted to each of them pursuant to the terms hereof.
(f)	If the Corporation determines to issue the Flow-Through Shares, the Unit Shares and Warrants (other than the Unit Shares and Warrants offered or sold in the United States) as book-entry only securities in accordance with the rules and procedures of The Canadian Depository for Securities Limited (“CDS”), then, as an alternative to the Corporation delivering to the Agents definitive certificates representing the Flow-Through Shares, definitive certificates representing the Unit Shares and definitive certificates representing the Warrants in the manner and at the times set forth in subsection 10(c) hereof:
(i)	the Agents will provide directions to CDS with respect to the crediting of the Flow-Through Shares, Unit Shares and Warrants to the accounts of the participants of CDS as shall be designated by the Agents in writing in sufficient time prior to the Closing Date to permit such crediting;
(ii)	the Corporation shall cause the Transfer Agent, to deliver to CDS, on behalf of the Agents, one or more fully registered global certificates, for the Flow-Through Shares to be purchased hereunder, registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS;
(iii)	the Corporation shall cause the Transfer Agent, to deliver to CDS, on behalf of the Agents, one or more fully registered global certificates, for the Unit Shares to be purchased hereunder, registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS; and
(iv)	the Corporation shall cause the Warrant Agent, to deliver to CDS, on behalf of the Agents, one or more fully registered global certificates, for the Warrants to be purchased hereunder, registered in the name of “CDS & Co.” as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.
Whether the Offered Securities are issued in the book-based system as contemplated by subsection 10(f) hereof, the Corporation shall at the request of the Agents, issued the Offered Securities as a non-certificated securities and shall deliver such securities by way of an instant deposit in accordance with the rules and procedures of CDS
(g)	The Corporation shall pay all fees and expenses payable to the Transfer Agent, the Warrant Agent and CDS in connection with the sale, delivery and settlement of the Flow-Through Shares, and the Units contemplated by this section 10(g) and the fees and expenses payable to the Transfer Agent, Warrant Agent or CDS in connection with the initial or additional transfers as may be required in the course of the distribution of the Offered Securities provided always that the Corporation shall not be liable for any stamp duty reserve tax or similar transfer duty or tax payable on the sale of any of the Offered Securities.
(h)	The Agents shall remit the net purchase price for all Offered Securities sold pursuant to the Offering in Canadian dollars.
11. Conditions of Closing
     The following are conditions precedent to the obligation of the Agents to complete the Closing on the Closing Date and of the Purchasers to purchase the Offered Securities, which conditions the Corporation hereby covenants and agrees to use the best efforts thereof to fulfill prior to or at the Closing Time on the Closing Date, and which conditions may be waived in writing in whole or in part by the Agents:
(a)	the Agents will have received a legal opinion from Canadian counsel to the Corporation, dated and delivered the Closing Date, in form and substance satisfactory to the Agents and their legal counsel, acting reasonably (and such counsel may rely upon or arrange for separate deliveries of opinions of local counsel where such counsel deems such reliance or delivery proper as to the laws of any jurisdiction other than the provinces of Ontario, Alberta, British Columbia and Québec and may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) which will address substantially the following matters:
(i)	the Corporation is a “reporting issuer”, or its equivalent, in each of the Offering Jurisdictions and it is not listed as in default of any of the Securities Laws in the Offering Jurisdictions;
(ii)	the Corporation is a corporation incorporated under the Canada Business Corporations Act, is a valid and subsisting corporation and has not been dissolved, and has all requisite corporate power to carry on its business as now conducted and to own, lease and operate its property and assets;
(iii)	the authorized capital of the Corporation consists of an unlimited number of Common Shares, and an unlimited number of preferred shares, issuable in series, of which 44,798,206 Common Shares are outstanding and no preferred shares are outstanding;
(iv)	the Corporation is registered as an extra provincial corporation in the Province of Québec;
(v)	each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material is compliant with the laws of the Province of Québec relating to the use of the French language;
(vi)	each of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, and the execution and filing of each of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material, with the Securities Commissions have been approved and authorized by all necessary corporate action on the part of the Corporation, and each of the Preliminary Prospectus, the Final Prospectus and any Supplemental Material has been executed by and on behalf of the Corporation;
(vii)	the execution and delivery by the Corporation of the Transaction Documents and the performance by the Corporation of its obligations under the Transaction Documents has been authorized by all necessary corporate action on the part of the Corporation, and the Transaction Documents have been duly executed and delivered by the Corporation and each constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms under the laws of the Province of Ontario and the federal laws of Canada applicable therein;
(viii)	the execution and delivery of the Transaction Documents by the Corporation and the performance by the Corporation of its obligations hereunder and thereunder do not constitute or result in a breach of or default under, or after notice or a lapse of time or both, will not result in a breach of or default under, and do not conflict with any applicable corporate Laws or Securities Laws, the articles and by-laws of the Corporation or any resolutions of the shareholders or directors (or any committee thereof) of the Corporation;
(ix)	all necessary corporate action has been taken by the Corporation to authorize the creation and issue of the Warrants and Compensation Options and the issue of the Flow-Through Shares and the Unit Shares, and the Flow-Through Shares and the Unit Shares are validly issued and outstanding as fully paid and non-assessable Common Shares of the Corporation, and the Warrants are validly created and issued;
(x)	all necessary corporate action has been taken by the Corporation to authorize the reservation, allotment and issuance of the Warrant Shares and, upon the due exercise of the Warrants in accordance with their terms and the payment in full of the exercise price, the Warrant Shares will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation;
(xi)	all necessary corporate action has been taken by the Corporation to authorize the reservation, allotment and issuance of the Compensation Option Shares and, upon the due exercise of the Compensation Options in accordance with their terms and the payment in full for the Compensation Option Shares, the Compensation Option Shares will be validly issued and outstanding as fully paid and non-assessable common shares of the Corporation;
(xii)	all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled in order to: (i) qualify the Flow-Through Shares, the Unit Shares and Warrants for distribution to the public in each of the Offering Jurisdictions through registrants appropriately registered under the applicable Securities Laws of each such Offering Jurisdictions and who have complied with all relevant provisions of such laws and the terms of their registrations; (ii) qualify the issue the Compensation Options in the Offering Jurisdictions, and the (iii) qualify the grant of the Over-Allotment Option to the Agents in the Offering Jurisdictions;
(xiii)	no prospectus or registration pursuant to the prospectus and registration requirements of the Securities Laws in the Offering Jurisdictions will be required and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of any Regulatory Authority will be required to be obtained under the Securities Laws in the Offering Jurisdictions to permit the issue and delivery by the Corporation of the Warrant Shares upon the due exercise of the Warrants, including payment of the exercise price thereof, except for such filings, approvals, permits, consents or authorizations which have been obtained;
(xiv)	no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any Regulatory Authority will be required to be obtained under the Securities Laws in the Offering Jurisdictions to permit the first trade of the Warrant Shares ;
(xv)	no prospectus or registration pursuant to the prospectus and registration requirements of the Securities Laws in the Offering Jurisdictions will be required and no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent or authorization of any Regulatory Authority will be required to be obtained under the Securities Laws in the Offering Jurisdictions to permit the issue and delivery by the Corporation of the Compensation Option Shares upon the due exercise of the Compensation Options, including payment of the exercise price, except for such filings, approvals, permits, consents or authorizations which have been obtained;

(xvi)	no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no approval, permit, consent, order or authorization of any Regulatory Authority will be required to be obtained under the Securities Laws in the Offering Jurisdictions to permit the first trade of the Compensation Option Shares.
(xvii)	the TSX-V has conditionally approved the listing of the Flow-Through Shares, the Unit Shares, Warrant Shares and the Compensation Option Shares, subject to the Corporation fulfilling all of the requirements of the TSX-V on or before the applicable time period set forth in the conditional listing approval letter from the TSX-V;
(xviii)	the rights, privileges, restrictions and conditions attaching to the Flow-Through Shares, the Unit Shares, the Warrants, the Warrant Shares, the Compensation Options and the Compensation Option Shares are accurately summarized in all material respects in the Final Prospectus;
(xix)	the form and terms of the definitive certificates representing the Common Shares have been approved by the board of directors of the Corporation and comply in all material respects with the Canada Business Corporations Act and the rules and policies of the TSX-V;
(xx)	Computershare Investor Services Inc. has been duly appointed as the transfer agent and registrar for the Common Shares;
(xxi)	Computershare Trust Company of Canada has been duly appointed as warrant agent under the Warrant Indenture;
(xxii)	the statements set forth in the Final Prospectus under the caption “Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;
(xxiii)	the Flow-Through Shares are “flow-through shares” as defined in subsection 66(15) of the Tax Act;
(xxiv)	the Flow-Through Shares do not constitute “prescribed shares” for the purpose of Regulation 6202.1 of the regulations to the Tax Act;
(xxv)	the expenditures to be renounced in respect of the Flow-Through Shares under the Subscription Agreements will, provided the expenses are fully incurred in the manner and otherwise as covenanted and referenced in the Subscription Agreements, be: (i) expenses described as “certain Québec surface mining or oil and gas exploration expenses”, as such term is defined in section 726.4.17.2 of the Taxation Act (Québec) (“Québec Tax Act”); and (ii) expenses included in the exploration base relating to “certain Québec exploration expenses”, as such term is defined in section 726.4.10 of the Québec Tax Act; and (iii) expenses described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act; and

(xxvi)	such other matters as the Agents may reasonably request in connection with the Offering;
(b)	the Agents shall have received favourable legal opinions addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, dated as of the Closing Date, from legal counsel to the Corporation in Québec with respect to title to the Properties;
(c)	if any of the Units are sold to Persons within the United States or to or for the account or benefit of a U.S. Person, the Corporation will cause its United States counsel to deliver to the Agents a legal opinion dated as of and delivered on the Closing Date, in form and substance satisfactory to the Agents and its counsel, acting reasonably, to the effect that no registration of the Units under the U.S. Securities Act is required for the offer, sale and delivery of the Units in the United States provided that such offers and sales are made in accordance with this Agreement, including schedule A attached hereto;
(d)	the Agents shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officer(s) of the Corporation as the Agents may agree, certifying for and on behalf of the Corporation, to the best of the knowledge, information and belief of the persons so signing, with respect to: (i) the articles and by-laws of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Securities to be issued and sold by the Corporation and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;
(e)	the Agents shall have received from Bratt Fremeth Star LLP a comfort letter, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date the information contained in the comfort letter referred to in section 5(d)(vi);
(f)	the Corporation will have delivered to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by the Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, after having made due inquiries, with respect to the following matters:
(i)	the Corporation has complied with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing, except to the extent that the same have been waived by the Agents pursuant hereto;
(ii)	subsequent to the date as at which information is given in the Final Prospectus, no transaction out of the ordinary course of business, material to the Corporation, taken as a whole, has been entered into by the Corporation or its Subsidiaries or has been approved by its management of any of them, which has or would result in a Material Adverse Effect;

(iii)	the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;
(iv)	no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or the Offered Securities has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and
(v)	as to such other matters as the Agents may reasonably request;
and all of those matters will in fact be true and materially correct as at the Time of Closing;
(g)	the Corporation creating, allotting and issuing the Warrants and the Compensation Options, and allotting and issuing the underlying Unit Shares;
(h)	the Warrant Indenture shall have been executed and delivered by the Corporation and the Warrant Agent in form and substance satisfactory to the Agents, acting reasonably;
(i)	the Flow-Through Shares and Unit Shares will have been listed on the TSX-V effective as of the Closing Date, and the Warrant Shares and the Compensation Option Shares will have been approved for listing on the TSX-V upon issuance in accordance with the terms of the Warrants and Compensation Options, respectively, subject only to the Standard Listing Conditions;
(j)	the Agents shall have completed and be satisfied, in their sole discretion, acting reasonably, with the results of their due diligence investigations regarding the Corporation, its business, operations and financial condition and market conditions at the Time of Closing;
(k)	the Agents shall have received a certificate from Computershare Investor Services Inc. as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date;
(l)	the Agents shall have received a certificate of compliance or the equivalent in respect of the Corporation issued by the appropriate regulatory authority in each jurisdiction in which the Corporation is incorporated or carries on business;
(m)	the Agents shall have received confirmation that the Corporation is a reporting issuer or the equivalent in each Qualifying Province not in default of the applicable Securities Laws of such Qualifying Province;
(n)	the Agents will have received such other certificates, opinions, agreements, materials or documents in form and substance satisfactory to the Agents and their respective legal counsel as the Agents and their respective legal counsel may reasonably request prior to the Time of Closing; and
(o)	the Agents not having previously terminated the obligations thereof pursuant to this Agreement.
     The Corporation will notify the Agents promptly of any event which may cause any of the conditions set out in this section 11 not to be capable of satisfaction in accordance with its terms.
12. Future Financings
(a)	Provided that the Offering has been completed on the Closing Date, the Corporation hereby grants to the Lead Agent the right to be appointed and to act as sole lead agent with respect to any and all financings undertaken by the Corporation within the 12 month period beginning on the Closing Date and ending at 5:00 p.m. (Toronto time) on the first anniversary of the Closing Date and effected by way of the issue of equity or equity based securities including securities exchangeable or convertible into equity or equity based securities of the Corporation (for the purposes of this subsection (a “Financing”)) publicly announced or otherwise determined to be proceeded with, which right shall be on the following terms and conditions:
(i)	if at any time the Corporation intends to publicly announce or otherwise determines to proceed with a Financing (or a transaction as a result of which the Corporation anticipates that it will publicly announce or otherwise determine to proceed with a Financing), the Corporation shall prior to such announcement or determination to proceed give written notice to the Lead Agent of such intention, which notice shall contain the material terms of the Financing, including
(A)	the size (or range of sizes) of the Financing;
(B)	the price (or range of prices) at which the Corporation proposes that the Financing be conducted (or the basis upon which the Financing will be priced, if the price or range of prices of the Financing is not then known),
(C)	the commission or other consideration (or range thereof) to be paid in connection with the Financing,
(D)	whether the Financing is to be on a best efforts, underwritten or “bought deal” basis; and
(E)	the terms and conditions of the securities proposed to be offered pursuant to the Financing;
(ii)	within five Business Days of receipt of such notice, the Lead Agent shall elect in writing to

(A)	commit to undertake the Financing on the terms and conditions set out in such notice, provided that any one or more of such terms or conditions may be amended by mutual agreement between the Lead Agent and the Corporation, failing which the Lead Agent shall be deemed to have elected to waive the rights thereof, as contemplated in the following paragraph, or
(B)	waive any rights which the Lead Agent has hereunder in respect of that Financing only, whereupon the Corporation shall be relieved of all of the obligations hereunder in respect of that Financing only, provided that that Financing is publicly announced or an engagement letter with respect to the Financing is executed by the Corporation within 14 days after the date of the notice; and
(iii)	for greater certainty, the obligations of the Corporation to the Lead Agent in respect of the Financing shall be revived, notwithstanding a waiver or deemed waiver by the Lead Agent, in the event that the Corporation proposes to amend the terms of the Financing or the terms of compensation to the agent or agents or underwriter or underwriters for the Financing, in either case in a manner which could reasonably be expected to cause the Lead Agent to reconsider the waiver or deemed waiver thereby.
13. Restrictions on Further Issues or Sales
During the period commencing on the date of this Agreement and ending on the day which is 120 days following the Closing Date the Corporation will not, and will cause its officers and directors (to the extent these restrictions are applicable) not to, without the prior written consent of the Lead Agent on behalf of the Agents (which consent will not be unreasonably withheld), sell or issue, or negotiate or enter into any agreement to sell or issue, or otherwise dispose of any Common Shares or securities convertible or exchangeable into Common Shares, or announce any intention to do any of the above, other than: (a) the sale of Offered Securities pursuant to this Agreement (including pursuant to the Over-Allotment Option), (b) the grant or exercise of stock options and other similar issuances pursuant to the Option Plan, (c) the issue of Common Shares upon exercise of convertible securities, warrants or options outstanding prior to the date hereof or upon the exercise of the Warrants or the Compensation Options, (d) the issuance of non-convertible debt securities, and (e) the issue of Common Shares pursuant to an acquisition of shares or assets negotiated at arm’s length.
14. Over Allotment Option
(a)	The Lead Agent, on behalf of the Agents, may exercise the Over-Allotment Option at any time and from time to time prior to the Over-Allotment Option Expiry Date by delivery of the Over-Allotment Notice not later than two Business Days prior to exercise, specifying the number of Additional Units or Additional Warrants in respect of which the Over-Allotment Option is being exercised and the Over-Allotment Closing Date, and the amount, determined as at the closing of the Offering, by which the aggregate number of Units that were sold by the Agents exceeds the maximum Offering of Units. The Over-Allotment Option Closing Date shall be determined by the Lead Agents but shall not be earlier than two Business Days or later than seven Business Days after the date of delivery of the Over-Allotment Notice and, in any event, shall not be earlier than the Closing Date.
(b)	Upon receipt of an Over-Allotment Notice of the Agents, the Corporation shall become obligated to sell the number of Additional Units or Additional Warrants, as applicable, set out in the Over-Allotment Notice at the Over-Allotment Closing Time in accordance with this Agreement and the Securities Laws and U.S. Securities Laws, as applicable, against delivery of payment by the Lead Agent, on behalf of the Agents, of the purchase price for such Additional Units or Additional Warrants by wire transfer or other similar payment mechanism payable to the order of the Corporation in Canadian funds, less the amount of the Agents’ Fee with respect to the Additional Units or Additional Warrants (it being understood that the Corporation shall issue Compensation Options to the Agents in respect of any Additional Units issued and in respect of any Additional Warrants issued) and the Agents’ applicable expenses relating to the Over-Allotment Option (in accordance with section 19 of this Agreement).
(c)	At the Over-Allotment Option Closing Time, the Corporation shall deliver and the Agents shall have received all of the certificates, opinions, agreements, materials or other documents specified in section 11 hereof brought forward to and dated the Over-Allotment Option Closing Date. The purchase of the Additional Securities at each Over-Allotment Option Closing Time shall be subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement as of the Over-Allotment Option Closing Time and the performance by the Corporation of its obligations as contemplated by this Agreement, in all material respects, including section 9 hereof. For greater certainty, the applicable terms, conditions and provisions of this Agreement (including, without limitation, the provisions of section 11 relating to Closing deliveries unless otherwise agreed to by the Corporation and the Agents) shall apply mutatis mutandis to the closing of the issuance of any Additional Units and/or Additional Warrants pursuant to any exercise of the Over-Allotment Option.
(d)	In the event the Corporation shall subdivide, consolidate or otherwise change its Common Shares prior to the Over-Allotment Option Closing Time, the number of Additional Securities into which the Over-Allotment Option is exercisable shall be similarly subdivided, consolidated or changed such that the Agents would be entitled to receive the equivalent of the number and type of securities that they would have otherwise been entitled to receive had they exercised the Over-Allotment Option prior to such subdivision, consolidation or change. The subscription price per Additional Unit and/or Additional Warrant shall be adjusted accordingly and notice shall be given to the Lead Agents of such adjustment. In the event that the Lead Agents, on behalf of the Agents, shall disagree with the foregoing adjustment, such adjustment shall be determined conclusively by the Corporation’s auditors at the Corporation’s expense.
(e)	The closing of the purchase and sale of the Additional Units shall be completed at the offices of Heenan Blaikie LLP, in Montreal at the Over-Allotment Option Closing Time, or such other place as mutually agreed by the Corporation and Lead Agent; provided always that any physical certificates representing securities or cheques delivered to the Agents shall be delivered at the offices of legal counsel to the Agents in Toronto, Ontario at the Over-Allotment Option Closing Time.

15. Survival of Representations and Warranties
     All representation, warranties, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive the purchase and sale of the Offered Securities for a period ending on the date that is two years following the Closing Date. The Agents and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Agents, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Agents or the Corporation may undertake or which may be undertaken on their behalf.
16. Indemnification
(a)	The Corporation will (subject to subsection 16(d) hereof) protect, hold harmless and indemnify each of the Agents, the Selling Group and their respective affiliates and their respective directors, officers, employees, partners, advisors, shareholders and agents (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than loss of profits), claims (including shareholder actions, derivative or otherwise), actions, suits, proceedings, damages, liabilities, costs and expenses, including all amounts paid to settle any such actions or satisfy judgments or awards and all reasonable legal fees, disbursements, taxes and expenses (collectively, a “Claim”) caused by, resulting from, based on, or arising directly or indirectly by reason of:
(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or any other ancillary agreement, document or certificate delivered by the Corporation pursuant hereto in connection with the Offering or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;
(ii)	any information or statement (except for any information or statement relating solely to the Agents and furnished by the Agents in writing specifically for use in such documents) contained in any of the Offering Documents, the Presentation or the Announcements being, or being alleged to be, a misrepresentation or untrue, or any omission or alleged omission to state in those documents any material fact (except for any information and statements relating solely to the Agents and furnished by the Agents in writing specifically for use in such document) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;
(iii)	any statement (except for matters relating solely to the Agents and furnished by the Agents in writing specifically for use in such statements) contained in any information or documents filed by or on behalf of the Corporation with the Securities Commissions in compliance, or intended compliance, with the Securities Laws until the date on which the distribution of Offered Securities is completed, which at the time and in the light of the circumstances in which it was made contained or is alleged to have contained a misrepresentation or was untrue, false or misleading;

(iv)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents and furnished by the Agents in writing specifically for use in such document) contained in any of the Offering Documents, the Presentation or the Announcements, preventing or restricting the trading in or the sale or distribution of the Offering; or
(v)	the Corporation not complying with any requirement of any Securities Laws or applicable provision of U.S. Securities Laws (except to the extent that such non-compliance results from the actions of the Agents or their affiliates or representatives), provided, however, that this indemnity shall not apply in respect of a Claim in relation to an Indemnified Party to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable shall determine that:
(A)	the Indemnified Party has been negligent or has committed wilful misconduct or any fraudulent act in the course of carrying out its performance in connection with the Offering, or was in breach of this Agreement (provided that for greater certainty, an Agent’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that the Final Prospectus contained no misrepresentation (or, colloquially, to permit the Agent to sustain a “due diligence defence” under Securities Laws) shall not constitute “negligence” for purposes of this Section 16 or otherwise disentitle an Indemnified Person from claiming indemnification); and
(B)	the losses, claims, damages, expenses or liabilities, as to which indemnification is claimed, were primarily caused by the actions referred to in paragraph A above.
(b)	If any Claim contemplated by subsection 16(a) is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 16 comes to the knowledge of any Indemnified Party, the Indemnified Party concerned will promptly notify the Corporation (hereinafter referred to as the “Indemnifying Party”) in writing, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Indemnifying Party under this section and provided further that any failure to so notify in respect of any actual Claim will affect the liability of the Indemnifying Party under this section only to the extent that the Indemnifying Party is prejudiced by such failure). The Indemnifying Party will, subject to the following, assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Party, acting reasonably.

(c)	An Indemnified Party will have the right to employ separate counsel in any Claim and participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:
(i)	the employment of that counsel has been authorized in writing by the Indemnifying Party;
(ii)	the Indemnifying Party fails to assume the defence of the Claim on behalf of the Indemnified Party within a reasonable period of time after receiving notice of the Claim; or
(iii)	the named parties to the Claim (including any added or third parties) include the Indemnified Party and the Indemnifying Party and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Party that are different or in addition to those available to the Indemnifying Party or that representation of the Indemnified Party by counsel for the Indemnifying Party is inappropriate as a result of the potential or actual conflicting interests of those represented;
in which case the reasonable fees and expenses of such counsel to the Indemnified Party will be paid for by the Indemnifying Party, provided that the Indemnifying Party will not be liable to pay the fees and expenses of more than one set of legal counsel for all Indemnified Parties unless: (i) the Indemnifying Party and the Indemnified Parties have mutually agreed to the retention of more than one legal counsel for the Indemnified Parties; or (ii) the Indemnified Parties have or any of them has been advised in writing by legal counsel that representation of all of the Indemnified Parties by the same legal counsel would be inappropriate due to actual or potential differing interests between them.
(d)	The Indemnifying Party agrees that, in any event, no Indemnified Party shall have any liability (either direct or indirect, in contract or tort or otherwise) to the Indemnifying Party or any person asserting Claims on the Indemnifying Party’s behalf or in right for or in connection with the Offering, except to the extent that any losses, expenses, claims, actions, damages or liabilities incurred by the Indemnifying Party are determined by a court of competent jurisdiction in a final judgement (in a proceeding in which an Indemnified Party is named as a party) that has become non-appealable to have primarily resulted from the breach of this Agreement, negligence, fraudulent act or wilful misconduct of such Indemnified Party (provided that for greater certainty, an Agent’s failure to conduct such reasonable investigation as to provide reasonable grounds a for belief that the Final Prospectus contained no misrepresentation (or, colloquially, to permit the Agent to sustain a “due diligence defence” under Securities Laws) shall not constitute “negligence” for purposes of this section 16 or otherwise disentitle an Indemnified Person from claiming indemnification).The Indemnifying Party also agrees that in no event will any Indemnified Party be liable or obligated in any manner for any damages (including, without limitation, actual, consequential, exemplary or punitive damages or lost profits) in excess of fees actually received by the Indemnified Parties pursuant to section 18 hereof and the Indemnifying Party agrees not to seek or claim any such damages or profits in any circumstance.

(e)	No admission of liability and no settlement, compromise or termination of any Claim, or investigation shall be made without the Indemnifying Party’s consent and the consent of the Indemnified Parties affected by such Claim or investigation, which consents shall not be unreasonably withheld. The Indemnifying Party will not, without the Lead Agent’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise see to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent or termination includes a release of each Indemnified Party from any liabilities arising out of such action, suit, proceeding, investigation or claim.
(f)	The rights of indemnity contained in subsection 16(a) will not enure to the benefit of an Agent if the provisions of sections 5 and 6 herein have been complied with by the Corporation and the Person asserting any Claim contemplated by subsection 16(a) was not provided with a copy of the Final Prospectus, the U.S. Placement Memorandum or Supplementary Material, as the case may be, by the Agent which corrects any untrue statement or information, misrepresentation or omission which is the basis of the Claim and which is required under Securities Laws or U.S. Securities Laws to be delivered to that Person by the Agent or the other Selling Firms.
(g)	The Indemnifying Party waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other Person before claiming under the indemnity provided for in this section 16. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.
(h)	The Indemnifying Party hereby acknowledges and agrees that, with respect to Sections 16 and 17 of this Agreement, the Agents are contracting on their own behalf and as agent for the Selling Group, their affiliates and each of their respective directors, officers, employees, partners, advisors, shareholders and agents (collectively, the “Beneficiaries”). In this regard, the Agents will act as trustee for their respective Beneficiaries of the covenants of the Indemnifying Party under sections 16 and 17 of this Agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of their respective Beneficiaries.
(i)	If any Claim is brought in connection with the transactions contemplated by this Agreement and the Agents or their personnel are required to testify in connection therewith or are required to respond to procedures designed to discover information relating thereto, the reasonable fees of the Agents at the normal per diem rate for their respective directors, officers, employees and agent involved in preparation for, and attendance at, such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith, including legal fees and disbursements, will be paid monthly by the Indemnifying Party as they are incurred.
(j)	The obligations under sections 16 and 17 hereof shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

17. Right of Contribution
(a)	In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 19 of this Agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to, or unenforceable by, the Indemnified Parties (or any one of them) or enforceable otherwise than in accordance with its terms, the Indemnified Parties and the Indemnifying Party, as the case may be, will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than loss of profit) of the nature contemplated in section 16 of this Agreement:
(i)	in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Party on the one hand and any Indemnified Party on the other hand, from, in the case of the Indemnifying Party, the distribution of the Offered Securities and, in the case of the Indemnified Parties, the distribution of the Offered Securities; or
(ii)	if the allocation provided by clause (i) above is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Indemnifying Parties on the one hand and the Agents on the other hand, in connection with the matters or things referred to in subsection 16(a) which resulted in such Claims, as well as any other relevant equitable considerations;
provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion thereof actually received by them pursuant to this Agreement. The relative benefits received by the Indemnifying Party on the one hand and the Indemnified Parties on the other shall be deemed to be in the same ratio as the gross proceeds from the distribution of the Units received by the Indemnifying Party is to the Agents’ total fee received by the Agents pursuant to this Agreement. The relative fault of the Indemnifying Party on the one hand and of the Agents on the other hand shall be determined by reference to, among other things, whether the matters or things referred to in subsection 16(a) which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifying Party, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in subsection 16(a). The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 17(a) were determined by any method of allocation that does not take into account the equitable considerations referred to above in this subsection 17(a).
(b)	For greater certainty, the Indemnifying Party will not have any obligation to contribute pursuant to this section 17 in respect of any Claim except to the extent the indemnity given by them in section 16 of this Agreement would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.
(c)	The rights to contribution provided in this section 17 will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law, provided that subsections 17(a) and 17(b) will apply, mutatis mutandis, in respect of that other right.
(d)	To the extent that any party who has been determined by a court of competent jurisdiction in a final judgment to have engaged in any fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard in connection with any Claim such party will cease to be entitled to claim contribution under subsection 17(a) from any Person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard (provided that for greater certainty, an Agent’s failure to conduct such reasonable investigation as to provide reasonable grounds for a belief that the Final Prospectus contained no misrepresentation (or, colloquially, to permit the Agent to sustain a “due diligence defence” under Securities Laws) shall not constitute “negligence” for purposes of this subsection 17(d) or otherwise disentitle an Indemnified Person from claiming indemnification).
18. Fees
(a)	In consideration of the services to be rendered by the Agents in connection with the purchase and sale of the Offered Securities, the Corporation agrees to (i) pay at the Time of Closing (A) a cash fee equal to 6.0% of the purchase price for each Unit placed by the Agents, or $0.255 per Unit, to be paid from the gross proceeds of the sale of the Units placed by the Agents (and in the case of Additional Warrants which are placed by the Agents, $0.03 per Additional Warrant); and (B) a cash fee equal to 6.0% of the purchase price for each Flow-Through Share placed by the Agents, or $0.30 per Flow-Though Share, to be paid from the gross proceeds of the sale of the Flow-Through Shares placed by the Agents (collectively referred to as the “Agents’ Fee”); and (ii) issue to the Agents (or as otherwise directed in writing by the Agents) at the Time of Closing (A) Unit Compensation Options substantially in the form attached hereto as schedule B which in the aggregate shall entitle the Agents to purchase that number of Common Shares that is equal to 5.0% of the total number of Units (including any Additional Units and Additional Warrants (each such Additional Warrant counting as one Unit) in the event the Agents exercise the Over-Allotment Option) sold pursuant to this Agreement, with each Unit Compensation Option entitling the holder thereof to acquire a Compensation Option Share at an exercise price equal to the Unit Offering Price at any time commencing on the Closing Date or additional Closing Date, as applicable, until 5:00 p.m. (Toronto time) on the date which is 18 months after the Closing Date; and (B) Flow-Through Compensation Options substantially in the form attached hereto as schedule B which in the aggregate shall entitle the Agents to purchase that number of Common Shares that is equal to 5.0% of the total number of Flow-Through Shares sold pursuant to this Agreement, with each Flow-Through Compensation Option entitling the holder thereof to acquire a Compensation Option Share at an exercise price equal to the

Flow-Through Share Price at any time commencing on the Closing Date or additional Closing Date, as applicable, until 5:00p.m. (Toronto time) on the date which is 18 months after the Closing Date. The obligations of the Corporation to pay the Agency Fee and issue the Compensation Options shall arise at the Time of Closing or the Over-Allotment Option Closing Date, as applicable, and the Agency Fee shall be fully earned by the Agents at such time.
(b)	The Agents understand and acknowledge that the Compensation Options may not be exercised in the United States or by or on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and applicable state securities laws and the holder has furnished an opinion of counsel of recognized standing reasonably satisfactory to the Corporation to such effect.
19. Expenses
(a)	Whether or not the Offering is completed, the Corporation shall be liable for all expenses of or incidental to the purchase, sale, delivery and distribution of the Offered Securities (and, for greater clarity, any Additional Securities issued pursuant to the Over-Allotment Option) and of or incidental to all matters in connection with the transactions set out in this Agreement including, without limitation:
(i)	reasonable fees, expenses and disbursements of the Agents’ legal counsel (it being agreed that the reimbursed fees of Agents’ legal counsel will not exceed $65,000 (excluding applicable tax and disbursements) and the out-of-pocket expenses reasonably incurred by or on behalf of the Agents including any advertising, printing, courier, telecommunications, data search, road-show presentations, travel or other expenses;
(ii)	fees and expenses payable in connection with the qualification for distribution of the Offered Securities under applicable Securities Laws and the listing of the Flow-Through Shares, Unit Shares, Warrant Shares and Compensation Option Shares on the TSX-V;
(iii)	the fees and expenses of the auditors of the Corporation, and Canadian and foreign counsel to the Corporation;
(iv)	all costs incurred in connection with the preparation, filing and printing of the Offering Documents and any Flow-Through Share, Unit Share or Warrant certification costs; and
(v)	all fees and expenses of the Transfer Agent, Warrant Agent and CDS;
including Canadian federal goods and services tax, provincial sales tax, value added tax or other similar tax eligible in respect of any of the foregoing.

20. All Terms to be Conditions
(a)	The Corporation agrees that the conditions contained in section 11 of this Agreement will be complied with insofar as they relate to acts to be performed or caused to be performed by the Corporation and that it will use its best efforts to cause all of those conditions to be complied with insofar as they relate to acts to be performed or caused to be performed by the Corporation. Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer or officers of the Corporation and delivered to the Agents or their respective counsel, will constitute a representation and warranty by the Corporation to the Agents as to the matters covered thereby. All representations, warranties, covenants and other terms of this Agreement in respect of the Corporation will be and will be deemed to be conditions, and any material breach of any covenant by the Corporation, or any breach or failure by the Corporation to comply with any of the representations, warranties, conditions or other terms of this Agreement will entitle the Agents to terminate this Agreement and its obligation to offer the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Time of Closing. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of those terms and conditions without prejudice to the rights of the Agents in respect of any of those terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing and signed by all Agents. If the Agents shall elect to terminate the obligations thereof to complete the Closing, whether the reason for such termination is within or beyond the control of the Corporation, the liability of the Corporation hereunder shall be limited to the indemnity referred to in section 16 hereof, the right to contribution referred to in section 17 hereof and the payment of expenses referred to in section 19 hereof.
21. Termination by Agents in Certain Events
(a)	Any Agent shall be entitled, at the sole option thereof, to terminate and cancel, without any liability on the part of such Agent, all of the obligations thereof under this Agreement by notice in writing to that effect delivered to the Corporation prior to or at the Time of Closing or the Over-Allotment Option Closing Time, as the case may be, if:
(i)	the Agent is not satisfied in the sole discretion thereof, acting reasonably, with the results of the due diligence review and investigation of the Corporation conducted by such Agent;
(ii)	any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation is instituted or threatened or announced or any order is made by any Governmental Authority having jurisdiction over the Corporation (other than an inquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of such Agent or any Selling Firm appointed by such Agent), which has not been rescinded, revoked or withdrawn and which, in the sole opinion of such Agent, operates to prevent or materially restrict the distribution of the Offered Securities in any of the Offering Jurisdictions or the United States or would prevent or materially restrict the distribution of the Offered Securities under this Agreement or would prevent or materially restrict trading in the Unit Shares or the Flow-Through Shares or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Unit Shares, the Flow-Through Shares or any of them;
(iii)	there should occur or be discovered any material change or any change in any material fact or other change, event, development or fact such as is contemplated in section 6 hereof, which, in the sole opinion of such Agent results or would reasonably be expected to result in the purchasers of a material number of Units or Flow-Through Shares exercising their right under applicable legislation to withdraw or rescind from their purchase thereof or sue for damages in respect thereof or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Units, the Flow-Through Shares or any of them;
(iv)	the state of the financial markets in Canada or the United States becomes such that, in the sole opinion of such Agent, the Units or the Flow-Through Shares cannot be marketed profitably;
(v)	there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any Law or regulation or any international crisis, act of terrorism or outbreak of hostilities which, in the sole opinion of such Agent, seriously adversely affects or may seriously adversely affect the financial markets in Canada or the United States or the business, operations or affairs of the Corporation or the market price, value or marketability of the Units or the Flow-Through Shares or any of them;
(vi)	any order to cease or suspend trading in any securities of the Corporation is made, threatened or announced by the TSX-V or any other securities regulatory authority;
(vii)	the Corporation is in breach of any material term, condition, covenant or agreement contained in this Agreement or any material representation or warranty given by the Corporation in this Agreement is or becomes untrue, false or misleading; or
(viii)	any statement contained in the Offering Documents, the Announcements or the Presentation has become or has been discovered to be untrue or misleading in any material respect.
(b)	Any termination by an Agent pursuant to subsection 21(a) hereof shall be effected by notice in writing delivered by the Agent to the Corporation at the address thereof as set out in section 24 hereof. The right of any Agent to so terminate the obligations thereof under this Agreement is in addition to such other remedies as the Agents may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. In the event of a termination by an Agent pursuant to subsection 21(a) hereof there shall be no further liability on the part of such

Agent to the Corporation or of the Corporation to such Agent except any liability which may have arisen or may thereafter arise under sections 16, 17 and 19 of this Agreement.
(c)	If at any time prior to the Time of Closing any Agent shall become aware that any of the representations or warranties given by the Corporation hereunder has become or is untrue, inaccurate or misleading in any material respect which in the reasonable opinion of such Agent is or will be material in relation to the distribution of the Offered Securities, such Agent may (without prejudice to any right to terminate its obligations under this Agreement pursuant to this section 21) require the Corporation at its own expense to make or cause to be made such announcement and/or despatch such communication as such Agent may reasonably determine.
22.	Stabilization.
In connection with the distribution of the Offered Securities, the Agents and the other Selling Firms may effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.
23. Agents’ Authority
     The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Agents by the Lead Agent who shall represent the Agents and have authority to bind the Agents hereunder, except for any matters pursuant to Sections 16, 17, 20 and 21 hereof. In all cases, the Lead Agent shall use its best efforts to consult with the other Agents prior to taking any action contemplated herein.
24. Notices
     Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(i)	in the case of the Corporation:	Quest Rare Minerals Ltd. 1155 University Avenue, Suite 1308 Montreal, Québec, H3B 3A7 Attention: Chief Executive Officer Facsimile No.: 416-916-0777

	with a copy to:	Heenan Blaikie LLP 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Québec H3B 4Y1 Attention: Neil Wiener Facsimile No.: 514-921-1208

(ii)	in the case of the Lead Agent:	Dundee Securities Corporation 1 Adelaide Street East., Suite 2700 Toronto, Ontario M5C 2V9 Attention: Sandeep Singh Facsimile No.: 416-350-3312

(iii)	in the case of CIBC World Markets Inc.:	CIBC World Markets Inc. 161 Bay Street, 7th Floor Toronto, Ontario M5J 2S8 Attention: Rick McCreary Fascimile No.: 416-594-8048

(iv)	in the case of Stonecap Securities Inc.:	181 Bay Street, Suite 900 Toronto, Ontario M5J 2T3 Attention: Patrick Langlois Facsimile No.: 416-342-9941

	with a copy to:	Fraser Milner Casgrain LLP 77 King Street West, Suite 400 Toronto-Dominion Centre Toronto, Ontario M5K OA1 Attention: Abbas Ali Khan Facsimile No.: 416 863-4592
The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by facsimile, or e-mail in the case of the Corporation, and will be deemed to have been given when (i) in the case of a notice delivered personally or by e-mail to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.
25. Time of the Essence
     Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.
26. Entire Agreement
     This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.
27. Severability
     The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

28. Governing Law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereby irrevocably and unconditionally consent to and submit to the non-exclusive jurisdiction of the courts of Ontario for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Ontario and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.
29. Further Assurances
     Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.
30. Miscellaneous
(a)	The Corporation acknowledges that the Agents and their respective affiliates carry on a range of businesses, including providing institutional and retail brokerage, investment advisory, research, investment management, securities lending and custodial services to clients and trading in financial products as agent or principal. The Corporation acknowledges that it is possible that the Agents and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.
(b)	The Corporation hereby acknowledges that the Agents are acting solely as the Corporation’s agents in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Agents are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Agents act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Agents may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Agents hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect.

(c)	The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation, the Agents and their respective successors and assigns; provided that, except as otherwise provided in this agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.
(d)	The rights, powers and remedies of the Agents provided in this Agreement are in addition to and shall not be construed to limit, affect or prejudice any other right or remedy available to the Agents in statute, common law or otherwise.
31. Effective Date
     This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.
32. Counterparts and Facsimile Copies
     This Agreement may be executed in any number of counterparts and by facsimile, which taken together shall form one and the same agreement.

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.
Yours very truly,
DUNDEE SECURITIES CORPORATION

Per:	(signed) D. Bob Sangha
Authorized Signing Officer

CIBC WORLD MARKETS INC.

Per:	(signed) Rick McCreary
Authorized Signing Officer

STONECAP SECURITIES INC.

Per:	(signed) Patrick Langlois
Authorized Signing Officer
The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

QUEST RARE MINERALS LTD.

(signed) Peter J. Cashin
Peter J. Cashin
President and Chief Executive Officer

 1
SCHEDULE A
COMPLIANCE WITH UNITED STATES SECURITIES LAWS
     As used in this schedule A, the following terms have the following meanings:
     “Agency Agreement” means the Agency Agreement dated October 7, 2010 by and among the Agents named therein and the Corporation;
     “Foreign Issuer” means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means any issuer that is (1) the government of any country, or of any political subdivision of a country, other than the United States; or (2) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (a) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (b) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;
     “General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over television, radio or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;
     “Securities” means the Units, each comprised of one Unit Share and one-half of a Warrant; and
     “Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S.
     Capitalized terms used and not otherwise defined herein shall have the meanings given to them in the Agency Agreement.
1.	Each Agent represents and warrants to the Corporation that:
     (a) It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States or to or for the account or benefit of a U.S. Person except pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Agent agrees that it, its U.S. Affiliate and each Selling Firm will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraph 2 of this schedule A;
     (b) It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except with its affiliates, with any Selling Firm in accordance with paragraph 1(c) of this schedule A, or with the prior written consent of the Corporation; and
     (c) It shall require each Selling Firm to agree, for the benefit of the Corporation, to comply with, and shall use its reasonable best efforts to ensure that each Selling Firm complies with, the applicable provisions of this schedule A as if such provisions applied to such Selling Firm.

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2.	Each Agent covenants to and agrees with the Corporation that:
     (a) All offers and sales of the Securities in the United States will be effected through one or more of its U.S. Affiliates in accordance with all applicable U.S. broker-dealer requirements;
     (b) Each U.S. Affiliate is a duly registered broker-dealer with the SEC, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date such representation is made;
     (c) It will not, either directly or through its U.S. Affiliate, solicit offers for, or offer to sell, the Securities in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act and neither it nor its affiliate(s), nor any persons acting on its or their behalf have engaged or will engage in any Directed Selling Efforts with respect to the Securities;
     (d) It will solicit, and will cause each U.S. Affiliate to solicit, offers for the Securities in the United States only from, and will offer the Securities only to, Institutional Accredited Investors;
     (e) Immediately prior to transmitting the U.S. Placement Memorandum, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, it continues to believe that each U.S. Purchaser is an Institutional Accredited Investor;
     (f) It will deliver, through its U.S. Affiliate, a copy of the U.S. Placement Memorandum to each person in the United States purchasing Securities from it and it has not used and will not use any written material other than the U.S. Placement Memorandum;
     (g) It shall cause each U.S. Affiliate to agree, for the benefit of the Corporation, to the same provisions as are contained in paragraphs (1) and (2) of this schedule A;
     (h) At least one business day prior to closing, it shall cause each U.S. Affiliate to provide the Transfer Agent with a list of all purchasers of the Securities in the United States;
     (i) If it or its U.S. Affiliates have offered or sold Securities in the United States, then at closing it will provide a certificate, together with each such U.S. Affiliate, substantially in the form of Exhibit I to this schedule A; and
     (j) Prior to any sale of Securities in the United States, it caused each purchaser thereof to sign a U.S. Subscription Agreement substantially in the form attached as Annex A to the U.S. Placement Memorandum.
     3. The Corporation represents, warrants, covenants and agrees to and with the Agents that:
     (a) It is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Securities;
     (b) It is not required to register as an “investment company” pursuant to the provisions of the United States Investment Company Act of 1940;

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     (c) None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates and any persons acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell the Securities by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;
     (d) None of the Corporation, its affiliates or any person acting on its or their behalf (other than the Agents, their affiliates and any persons acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged or will engage in any Directed Selling Efforts with respect to the Securities;
     (e) None of the Corporation, its affiliates or any persons acting on its or their behalf (other than the Agents, their respective affiliates or any person acting on their behalf, in respect of which no representation, warranty or covenant is made) (i) has offered or sold or will offer or sell the Securities except through the Agents and the U.S. Affiliates in compliance with this schedule A, or (ii) has taken or will take any action that would cause the exemptions or exclusions from registration provided by Rule 903 of Regulation S or Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Securities pursuant to this schedule A; and
     (f) The Corporation has not sold, offered for sale or solicited any offer to buy, and will not sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with the offer and sale of the Securities and would cause the exemptions from registration set forth in Rule 506 of Regulation D to become unavailable with respect to offers and sales of the Securities contemplated hereby.

A-1

EXHIBIT 1 TO SCHEDULE A
AGENTS’ CERTIFICATE
In connection with the offer and sale of Units (the “Securities”) of Quest Rare Minerals Ltd. (the “Corporation”) to the U.S. institutional investors (the “U.S. Purchasers”) pursuant to the U.S. Subscription Agreements each of the undersigned does hereby certify that:
     (a) [Name of U.S. Broker-Dealer Affiliate] (the “U.S. Placement Agent”) is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. and all offers and sales of Securities in the United States have been and will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;
     (b) all offers and sales of the Securities in the United States were made to institutional “accredited investors”, within the meaning of Rule 501(a)(1), (2), (3) or (7) under the U.S. Securities Act (“Institutional Accredited Investors”);
     (c) we have not solicited offers to buy, or made offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);
     (d) each offeree was provided with a U.S. placement memorandum (the “U.S. Placement Memorandum”) relating to the offering of the Securities in the United States, and we have not used and will not use any written material other than the U.S. Placement Memorandum;
     (e) immediately prior to transmitting the U.S. Placement Memorandum to offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;
     (f) prior to any sale of Securities in the United States, we caused each U.S. Purchaser to sign a U.S. Subscription Agreement substantially in the form of Annex A to the U.S. Placement Memorandum;
     (g) the offering of the Securities in the United States has been conducted by us in accordance with the Agency Agreement, including schedule A thereto; and
     (h) neither we nor any of our affiliates have taken or will take any action which would constitute a violation of Regulation M of the SEC under the U.S. Exchange Act.

A-2

Terms used in this certificate have the meanings given to them in the Agency Agreement dated October 7, 2010 (the “Agency Agreement”) by and among the Agents named therein and the Corporation unless otherwise defined herein.
Dated:

[NAME OF AGENT]

Per:
Name:
Title:

[NAME OF U.S. AFFILIATE]

Per:
Name:
Title:

SCHEDULE B
FORM OF COMPENSATION OPTION CERTIFICATE
THIS COMPENSATION OPTION MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON OR A PERSON IN THE UNITED STATES UNLESS THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”), AND APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE AND THE HOLDER HAS DELIVERED AN OPINION OF COUNSEL OF RECOGNIZED STANDING, REASONABLY SATISFACTORY TO THE CORPORATION, TO SUCH EFFECT. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT.
COMPENSATION OPTION
TO PURCHASE UP TO ● COMMON SHARES OF
QUEST RARE MINERALS LTD.
Compensation Option Certificate No.: 2010-C-●
THIS IS TO CERTIFY THAT for valuable consideration ● (the “Holder”) is entitled, at any time prior to 5:00 p.m., Toronto time, on ●, 2012 (the “Expiry Time”), upon and subject to the terms and conditions set forth herein and in the schedules attached hereto, which schedules form an integral part hereof and shall be deemed to be incorporated herein (the whole being referred to herein as this “Compensation Option Certificate” and the rights of the Holder represented by this Compensation Option Certificate being referred to herein as this “Compensation Option”), to subscribe in whole or in part for up to ● common shares (“Common Shares” and which term shall include any other shares or securities which may be issued in addition thereto or in substitution or replacement therefor as provided herein) of Quest Rare Minerals Ltd. (the “Corporation”), a corporation incorporated under the Canada Business Corporations Act, as constituted on the date hereof at a purchase price (the purchase price in effect from time to time being called the “Exercise Price”) of $● per Common Share, subject to adjustment in the events and in the manner set forth herein. No fractional Common Shares will be issuable upon any exercise of this Compensation Option and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share. This Compensation Option shall become wholly void and the unexercised portion of the subscription rights represented hereby will expire and terminate at the Expiry Time.
All Common Shares which are to be issued upon the exercise of this Compensation Option shall be issued to the Holder, upon payment of the aggregate Exercise Price therefor, and the Holder shall be deemed to have become the holder of record of such Common Shares on the date of delivery of this Compensation Option Certificate together with full payment for the Common Shares so subscribed for, unless the transfer books of the Corporation shall be closed on such date, in which event the Common Shares so subscribed for shall be deemed to be issued, and the Holder shall be deemed to have become the holder of record of such Common Shares, on the date on which such transfer books are reopened and such Common Shares shall be issued at the Exercise Price in effect on the date of delivery of this Compensation Option Certificate together with full payment for the Common Shares subscribed for by the Holder.

The Holder may purchase less than the number of Common Shares which the Holder is entitled to purchase hereunder on delivery of this Compensation Option Certificate, in which event a new certificate, in form identical hereto but with appropriate changes, representing the unexercised portion of the Compensation Option represented hereby, shall be issued to the Holder.
This Compensation Option does not entitle the Holder to any rights or interest whatsoever as a shareholder of the Corporation or any other rights or interests except as expressly provided in this Compensation Option Certificate.
If this Compensation Option Certificate or any replacement hereof becomes stolen, lost, mutilated or destroyed, the Corporation shall, on such terms as it may in its discretion impose, acting reasonably, issue and deliver a new certificate, in form identical hereto but with appropriate changes, representing any unexercised portion of the subscription rights represented hereby to replace the certificate so stolen, lost, mutilated or destroyed.
By acceptance hereof, which shall be evidenced by the receipt of this Compensation Option Certificate by the Holder, the Holder hereby represents and warrants to the Corporation that the Holder is acquiring this Compensation Option as principal for its own account and not for the benefit of any other person.
All amounts of money referred to in this Compensation Option Certificate refer to lawful money of Canada.
This Compensation Option is not transferable and is not assignable.
This Compensation Option shall enure to the benefit of the Holder and the successors thereof and shall be binding upon the Corporation and the successors thereof.
IN WITNESS WHEREOF the Corporation has caused this Compensation Option Certificate to be issued under the signature of a properly authorized officer of the Corporation.
DATED as of the ● day of ●, 2010.

QUEST RARE MINERALS LTD.

By:

SCHEDULE A
Additional Terms and Conditions of this Compensation Option
1.	Exercise: In the event that the Holder desires to exercise the right to purchase Common Shares conferred hereby, the Holder shall (a) complete to the extent possible in the manner indicated and execute a subscription form in the form attached as schedule B to this Compensation Option Certificate, (b) surrender this Compensation Option Certificate to the Corporation in accordance with section 7 of this Compensation Option Certificate, and (c) pay in full the amount payable on the exercise of this Compensation Option in respect of the Common Shares subscribed for by certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or by transmitting same day funds in lawful money of Canada by wire to such account as the Corporation shall direct the Holder. Upon such surrender and receipt of payment as aforesaid, the Holder shall be deemed for all purposes to be the holder of record of the number of Common Shares to be so issued and the Holder shall be entitled to delivery of a certificate or certificates representing such Common Shares and the Corporation shall cause such certificate or certificates to be delivered to the Holder at the address specified in the subscription form within three business days of such surrender and payment as aforesaid. No fractional Common Shares will be issuable upon any exercise of this Compensation Option and the Holder will not be entitled to any cash payment or compensation in lieu of a fractional Common Share.
2.	Covenants, Representations and Warranties: The Corporation hereby covenants and agrees that it is authorized to issue the Common Shares from time to time subscribed for and purchased in the manner provided in this Compensation Option Certificate and the certificate or certificates representing such Common Shares to be issued and that, at all times prior to the Expiry Time, it will reserve and there will remain unissued a sufficient number of Common Shares to satisfy the right of purchase provided in this Compensation Option Certificate. The Corporation hereby further covenants and agrees that it will at its expense expeditiously use its best efforts to obtain the listing of such Common Shares (subject to issue or notice of issue) on each stock exchange or over-the-counter market on which the Common Shares are listed at the relevant time. All Common Shares which are issued upon the exercise of the right of purchase provided in this Compensation Option Certificate, upon full payment therefor of the amount at which such Common Shares may be purchased pursuant to the provisions of this Compensation Option Certificate, shall be and be deemed to be fully paid and non-assessable shares of the Corporation and free from all taxes, liens and charges with respect to the issue thereof. The Corporation hereby represents and warrants that this Compensation Option Certificate is a valid and enforceable obligation of the Corporation, enforceable against it in accordance with the provisions of this Compensation Option Certificate.
3.	Anti-Dilution Protection:
(a)	(1) Definitions: For the purposes of this section 3, unless there is something in the subject matter or context inconsistent therewith, the words and terms defined below shall have the respective meanings specified therefor in this subsection:
(a)	“Adjustment Period” means the period commencing on the date of issue of this Compensation Option and ending at the Expiry Time;

(b)	“Current Market Price” of the Common Shares at any date means the price per share equal to the volume weighted average price at which the Common Shares have traded on the TSX Venture Exchange or, if the Common Shares are not then listed on the TSX Venture Exchange, on such other Canadian stock exchange as may be selected by the directors of the Corporation for such purpose or, if the Common Shares are not then listed on any Canadian stock exchange, in the over-the-counter market, during the period of any 20 consecutive trading days ending not more than five business days before such date; provided that the volume weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during such 20 consecutive trading days by the total number of Common Shares so sold during such period; and provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Corporation;
(c)	“director” means a director of the Corporation at the relevant time and, unless otherwise specified herein, a reference to action “by the directors” means action by the directors of the Corporation as a board or, whenever empowered, action by any committee of the directors of the Corporation; and
(d)	“trading day” with respect to a stock exchange or over-the-counter market means a day on which such stock exchange or market is open for business and during which Common Shares are sold.
(b)	(2) Adjustments: The Exercise Price and the number of Common Shares issuable to the Holder pursuant to this Compensation Option Certificate shall be subject to adjustment from time to time in the events and in the manner provided as follows:
(a)	If at any time during the Adjustment Period the Corporation shall:
(i)	fix a record date for the issue of, or issue, Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend;
(ii)	fix a record date for the distribution to, or make a distribution to, the holders of all or substantially all of the Common Shares payable in Common Shares or securities exchangeable or exercisable for or convertible into Common Shares;
(iii)	subdivide the outstanding Common Shares into a greater number of Common Shares; or
(iv)	consolidate the outstanding Common Shares into a lesser number of Common Shares;
(any of such events in subclauses 3(2)(a)(i), 3(2)(a)(ii), 3(2)(a)(iii) and 3(2)(a)(iv) above being herein called a “Common Share Reorganization”), the Exercise Price shall be adjusted on the earlier of the record date on which holders of Common Shares are determined for the purposes of the Common Share Reorganization and the effective date of the Common Share Reorganization to the amount determined by multiplying the Exercise Price in effect immediately prior to such record date or effective date, as the case may be, by a fraction:
(A)	the numerator of which shall be the number of Common Shares outstanding on such record date or effective date, as the case may be, before giving effect to such Common Share Reorganization; and

(B)	the denominator of which shall be the number of Common Shares which will be outstanding immediately after giving effect to such Common Share Reorganization (including in the case of a distribution of securities exchangeable or exercisable for or convertible into Common Shares the number of Common Shares that would be outstanding had such securities all been exchanged or exercised for or converted into Common Shares on such date).
To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 3(2)(a) as a result of the fixing by the Corporation of a record date for the distribution of securities exchangeable or exercisable for or convertible into Common Shares, the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right. If the Holder has not exercised its right to subscribe for and purchase Common Shares pursuant to this Compensation Option Certificate on or prior to the record date of such stock dividend or distribution or the effective date of such subdivision or consolidation, as the case may be, upon the exercise of such right thereafter shall be entitled to receive and shall accept in lieu of the number of Common Shares then subscribed for and purchased by the Holder, at the Exercise Price determined in accordance with this clause 3(2)(a) the aggregate number of Common Shares that the Holder would have been entitled to receive as a result of such Common Share Reorganization, if, on such record date or effective date, as the case may be, the Holder had been the holder of record of the number of Common Shares so subscribed for and purchased.
(b)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the outstanding Common Shares of rights, options or warrants pursuant to which such holders are entitled, during a period expiring not more than 45 days after the record date for such issue (such period being the “Rights Period”), to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share to the holder (or in the case of securities exchangeable or exercisable for or convertible into Common Shares, at an exchange, exercise or conversion price per share) at the date of issue of such securities of less than 95% of the Current Market Price of the Common Shares on such record date (any of such events being called a “Rights Offering”), the Exercise Price shall be adjusted effective immediately after the record date for such Rights Offering to the amount determined by multiplying the Exercise Price in effect on such record date by a fraction:
(i)	the numerator of which shall be the aggregate of
(A)	the number of Common Shares outstanding on the record date for the Rights Offering, and
(B)	the quotient determined by dividing
(I)	either (a) the product of the number of Common Shares offered during the Rights Period pursuant to the Rights Offering and the price at which such Common Shares are offered, or, (b) the product of the exchange, exercise or conversion price of the securities so offered and the number of Common Shares for or into which the securities offered pursuant to the Rights Offering may be exchanged, exercised or converted, as the case may be, by

(II)	the Current Market Price of the Common Shares as of the record date for the Rights Offering; and
(ii)	the denominator of which shall be the aggregate of the number of Common Shares outstanding on such record date and the number of Common Shares offered pursuant to the Rights Offering (including in the case of the issue or distribution of securities exchangeable or exercisable for or convertible into Common Shares the number of Common Shares into which such securities may be exchanged, exercised or converted).
If by the terms of the rights, options, or warrants referred to in this clause 3(2)(b), there is more than one purchase, exchange, exercise or conversion price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate exchange, exercise or conversion price of the exchangeable, excercisable or convertible securities so offered, shall be calculated for purposes of the adjustment on the basis of the lowest purchase, exchange, exercise or conversion price per Common Share, as the case may be. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 3(2)(b) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants referred to in this clause 3(2)(b), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.
(c)	If at any time during the Adjustment Period the Corporation shall fix a record date for the issue or distribution to the holders of all or substantially all of the Common Shares of:
(i)	shares of the Corporation of any class other than Common Shares;
(ii)	rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares (other than rights, options or warrants pursuant to which holders of Common Shares are entitled, during a period expiring not more than 45 days after the record date for such issue, to subscribe for or purchase Common Shares or securities exchangeable or exercisable for or convertible into Common Shares at a price per share (or in the case of securities exchangeable or exercisable for or convertible into Common Shares at an exchange, exercise or conversion price per share on the record date for the issue of such securities) of at least 95% of the Current Market Price of the Common Shares on such record date);
(iii)	evidences of indebtedness of the Corporation; or
(iv)	any property or assets of the Corporation;
and if such issue or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non-excluded events being herein called a “Special Distribution”), the Exercise Price shall be adjusted effective immediately after the record date for the Special Distribution to the amount determined by multiplying the Exercise Price in effect on the record date for the Special Distribution by a fraction:
(A)	the numerator of which shall be the difference between
(I)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date, and

(II)	the fair value, as determined by the directors of the Corporation, to the holders of Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or assets to be issued or distributed in the Special Distribution, and

(B)	the denominator of which shall be the product obtained by multiplying the number of Common Shares outstanding on such record date by the Current Market Price of the Common Shares on such record date.
Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of such calculation. To the extent that any adjustment in the Exercise Price occurs pursuant to this clause 3(2)(c) as a result of the fixing by the Corporation of a record date for the issue or distribution of rights, options or warrants to acquire Common Shares or securities exchangeable or exercisable for or convertible into Common Shares referred to in this clause 3(2)(c), the Exercise Price shall be readjusted immediately after the expiry of any relevant exchange, exercise or conversion right to the amount which would then be in effect if the fair market value had been determined on the basis of the number of Common Shares issued and remaining issuable immediately after such expiry, and shall be further readjusted in such manner upon the expiry of any further such right.
(d)	If at any time during the Adjustment Period there shall occur:
(i)	a reclassification or redesignation of the Common Shares, any change of the Common Shares into other shares or securities or any other capital reorganization involving the Common Shares other than a Common Share Reorganization;
(ii)	a consolidation, amalgamation or merger of the Corporation with or into any other body corporate which results in a reclassification or redesignation of the Common Shares or a change of the Common Shares into other shares or securities; or
(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity;
(any of such events being herein called a “Capital Reorganization”), after the effective date of the Capital Reorganization the Holder shall be entitled to receive, and shall accept, for the same aggregate consideration, upon exercise of this Compensation Option, in lieu of the number of Common Shares which the Holder was theretofore entitled to purchase or receive upon the exercise of this Compensation Option, the kind and aggregate number of shares and other securities or property resulting from the Capital Reorganization which the Holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was theretofore entitled to purchase or receive upon the exercise of this Compensation Option. If necessary, as a result of any Capital Reorganization, appropriate adjustments shall be made in the application of the provisions of this Compensation Option Certificate with respect to the rights and interest thereafter of the Holder to the end that the provisions of this Compensation

Option Certificate shall thereafter correspondingly be made applicable as nearly as may reasonably be possible in relation to any shares or other securities or property thereafter deliverable upon the exercise of this Compensation Option.
(e)	If at any time during the Adjustment Period any adjustment or readjustment in the Exercise Price shall occur pursuant to the provisions of clauses 3(2)(a), 3(2)(b) or 3(2)(c) hereof, then the number of Common Shares purchasable upon the subsequent exercise of this Compensation Option shall be simultaneously adjusted or readjusted, as the case may be, by multiplying the number of Common Shares purchasable upon the exercise of this Compensation Option immediately prior to such adjustment or readjustment by a fraction which shall be the reciprocal of the fraction used in the adjustment or readjustment of the Exercise Price.
(c)	(3) Rules: The following rules and procedures shall be applicable to adjustments made pursuant to subsection 3(2) of this Compensation Option Certificate.
(a)	Subject to the following provisions of this subsection 3(3), any adjustment made pursuant to subsection 3(2) hereof shall be made successively whenever an event referred to therein shall occur.
(b)	No adjustment in the Exercise Price shall be required unless such adjustment would result in a change of at least one per cent in the then Exercise Price and no adjustment shall be made in the number of Common Shares purchasable or issuable on the exercise of this Compensation Option unless it would result in a change of at least one one-hundredth of a Common Share; provided, however, that any adjustments which except for the provision of this clause 3(3)(b) would otherwise have been required to be made shall be carried forward and taken into account in any subsequent adjustment. Notwithstanding any other provision of subsection 3(2) hereof, no adjustment of the Exercise Price shall be made which would result in an increase in the Exercise Price or a decrease in the number of Common Shares issuable upon the exercise of this Compensation Option (except in respect of the Common Share Reorganization described in subclause 3(2)(a)(iv) hereof or a Capital Reorganization described in subclause 3(2)(d)(ii) hereof).
(c)	No adjustment in the Exercise Price or in the number or kind of securities purchasable upon the exercise of this Compensation Option shall be made in respect of any event described in subsection 3(2) hereof if the Holder is entitled to participate in such event on the same terms mutatis mutandis as if the Holder had exercised this Compensation Option prior to or on the record date or effective date, as the case may be, of such event.
(d)	No adjustment in the Exercise Price or in the number of Common Shares purchasable upon the exercise of this Compensation Option shall be made pursuant to subsection 3(2) hereof in respect of the issue from time to time of Common Shares, including Common Shares issuable pursuant to this Compensation Option Certificate or pursuant to any stock option, stock purchase or stock bonus plan in effect from time to time for directors, officers or employees of the Corporation and/or any subsidiary of the Corporation and any such issue, and any grant of options in connection therewith, shall be deemed not to be a Common Share Reorganization, a Rights Offering nor any other event specifically described in subsection 3(2) hereof.
(e)	If at any time during the Adjustment Period the Corporation shall take any action affecting the Common Shares, other than an action described in subsection 3(2) hereof, which in the opinion of the directors would have a material adverse effect upon the rights of the Holder, either or both the Exercise Price and the number of Common Shares purchasable upon exercise of this Compensation Option shall be adjusted in such manner and at such time by action by the directors, in their sole discretion, as may be equitable in the circumstances; provided, however, that any such adjustment shall be subject to the approval of the TSX Venture Exchange (if the Common Shares are then listed on such stock exchange) and any other required regulatory approvals. Failure of the taking of action by the directors so as to provide for an adjustment prior to the effective date of any action by the Corporation affecting the Common Shares shall be deemed to be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.
(f)	If the Corporation shall set a record date to determine holders of Common Shares for the purpose of entitling such holders to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such holders of any such dividend, distribution or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution or subscription or purchase rights, then no adjustment in the Exercise Price or the number of Common Shares purchasable upon exercise of this Compensation Option shall be required by reason of the setting of such record date.
(g)	In any case in which this Compensation Option shall require that an adjustment shall become effective immediately after a record date for an event referred to in subsection 3(2) hereof, the Corporation may defer, until the occurrence of such event:
(i)	issuing to the Holder, to the extent that this Compensation Option is exercised after such record date and before the occurrence of such event, the additional Common Shares issuable upon such exercise by reason of the adjustment required by such event; and
(ii)	delivering to the Holder any distribution declared with respect to such additional Common Shares after such record date and before such event;
provided, however, that the Corporation shall deliver to the Holder an appropriate instrument evidencing the right of the Holder, upon the occurrence of the event requiring the adjustment, to an adjustment in the Exercise Price and the number of Common Shares purchasable upon the exercise of this Compensation Option and to such distribution declared with respect to any such additional Common Shares issuable on this exercise of this Compensation Option.
(h)	In the absence of a resolution of the directors fixing a record date for a Rights Offering, the Corporation shall be deemed to have fixed as the record date therefor the date of the issue of the rights, options or warrants issued pursuant to the Rights Offering.
(i)	If a dispute shall at any time arise with respect to adjustments of the Exercise Price or the number of Common Shares purchasable upon the exercise of this Compensation Option, such disputes shall be conclusively determined by the auditors of the Corporation or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any such determination shall be conclusive evidence of the correctness of any adjustment made pursuant to subsection 3(2) hereof and shall be binding upon the Corporation and the Holder.
(j)	As a condition precedent to the taking of any action which would require an adjustment pursuant to subsection 3(2) hereof, including the Exercise Price and the number or class of Common Shares or other securities which are to be received upon the exercise thereof, the Corporation shall take any action which may, in the opinion of counsel to the Corporation, be necessary in order that the Corporation may validly and legally issue as fully paid and non-assessable shares all of the Common Shares or other securities which the Holder is entitled to receive in accordance with the provisions of this Compensation Option Certificate.
(d)	(4) Notice: At least 21 days prior to any record date or effective date, as the case may be, for any event which requires or might require an adjustment in any of the rights of the Holder under this Compensation Option, including the Exercise Price and the number of Common Shares which are purchasable under this Compensation Option, the Corporation shall deliver to the Holder a certificate of the Corporation specifying the particulars of such event and, if determinable, the required adjustment and the calculation of such adjustment. In case any adjustment for which a notice in this subsection 3(4) has been given is not then determinable, the Corporation shall promptly after such adjustment is determinable deliver to the Holder a certificate providing the calculation of such adjustment. The Corporation hereby covenants and agrees that the register of transfers and transfer books for the Common Shares will be open, and that the Corporation will not take any action which might deprive the Holder of the opportunity of exercising the rights of subscription contained in this Compensation Option Certificate, during such 21 day period.
4.	Further Assurances: The Corporation hereby covenants and agrees that it will do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all and every such other act, deed and assurance as the Holder shall reasonably require for the better accomplishing and effectuating of the intentions and provisions of this Compensation Option Certificate.
5.	Time: Time shall be of the essence of this Compensation Option Certificate.
6.	Laws: This Compensation Option Certificate shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.
7.	Notices: All notices or other communications to be given under this Compensation Option Certificate shall be delivered by hand or by telecopier and, if delivered by hand, shall be deemed to have been given on the delivery date and, if sent by telecopier, on the date of transmission if sent before 4:00 p.m. on a business day or, if such day is not a business day, on the first business day following the date of transmission.

Notices to the Corporation shall be addressed to:

Quest Rare Minerals Ltd.
1155 University Street
Suite 1308
Montreal, Québec
H3B 3A7

Attention:	President and Chief Executive Officer

Telecopier:	(416) 916-0777
Notices to the Holder shall be addressed to:

●

Attention:	●

Telecopier:	●
The Corporation or the Holder may change its address for service by notice in writing to the other of them specifying its new address for service under this Compensation Option Certificate.
8.	Language: The parties hereto acknowledge and confirm that they have requested that this Compensation Option Certificate as well as all notices and other documents contemplated hereby be drawn up in the English language. Les parties aux présentes reconnaissent et confirment qu’elles ont exigé que le présent certificate d’option de rénumération ainsi que tous les avis et documents qui s’y rattachent soient rédigés en langue anglaise.

SCHEDULE B
Subscription Form
TO: QUEST RARE MINERALS LTD.
The undersigned hereby subscribes for ____________ common shares (“Common Shares”) of Quest Rare Minerals Ltd. (the “Corporation”) (or such other number of Common Shares or other securities to which such subscription entitles the undersigned in lieu thereof or in addition thereto pursuant to the provisions of the compensation option certificate (the “Compensation Option Certificate”) dated as of ●, 2010 issued by the Corporation to the Holder (as defined in the Compensation Option Certificate)) at the purchase price of $● per Common Share (or at such other purchase price as may then be in effect under the provisions of the Compensation Option Certificate) and on and subject to the other terms and conditions specified in the Compensation Option Certificate and hereunder and encloses herewith a certified cheque, bank draft or money order in lawful money of Canada payable to the Corporation or has transmitted same day funds in lawful money of Canada by wire to such account as the Corporation directed the undersigned in full payment of the subscription price.
By executing this subscription form the undersigned represents and warrants that the undersigned is not a U.S. person or a person within the United States and that the Common Shares are not being subscribed for on behalf of a U.S. person (as such terms are defined for purposes of Regulation S under the United States Securities Act of 1933, as amended).
The undersigned hereby directs that the Common Shares subscribed for be registered and delivered as follows:

Name in Full	Address (include Postal Code)	Number of Common Shares

DATED this _______ day of ______________, 201__.
●

By:
Name:
Title:

SCHEDULE C
SUBSCRIPTION AGREEMENT
SUBSCRIPTION AND RENUNCIATION AGREEMENT
FOR FLOW-THROUGH SHARES
TO: QUEST RARE MINERALS LTD. (the “Corporation”)
1.	Each of those persons listed on appendix A attached hereto (the “Subscribers”) and in the respective numbers set out thereon, by ●, as their duly authorized agent (the “Authorized Agent”), hereby subscribes for and purchases common shares of the Corporation to be issued as “flow-through shares” (the “Flow-Through Shares”) within the meaning of the Tax Act (as hereinafter defined) by the Corporation for an aggregate consideration of $●, representing a subscription price of $5.00 per Flow-Through Share, upon the terms and subject to the conditions set forth in this agreement (this “Subscription Agreement”) and as described in the final prospectus (the “Prospectus”) dated October 7, 2010 of the Corporation. The Authorized Agent shall tender payment on behalf of the Subscribers of the aggregate subscription price for ● Flow-Through Shares in the amount of $● on the Closing Date (as hereinafter defined), such amount forming a portion of the aggregate proceeds payable to the Corporation on the Closing Date pursuant to the agency agreement dated October 7, 2010 (the “Agency Agreement”) between the Corporation and Dundee Securities Corporation, CIBC World Markets Inc. and Stonecap Securities Inc. (collectively, the “Agents”).
2.	In this Subscription Agreement:
(a)	“Canadian Exploration Expense” or “CEE” has the meaning set out in subsection 66.1(6) of the Tax Act;
(b)	“Closing Date” means October 21, 2010 or such other date as the parties to the Agency Agreement may mutually agree upon in accordance with the terms of the Agency Agreement, but in any event no later than December 17, 2010;
(c)	“Commitment Amount” means the aggregate amount paid by the Subscribers for the Flow-Through Shares subscribed and paid for pursuant to this Subscription Agreement;
(d)	“CRA” means the Canada Revenue Agency and any equivalent provincial taxation authority;
(e)	“Flow-Through Mining Expenditure” or “FTME” means an expense described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act;
(f)	“Prescribed Forms” means the forms prescribed from time to time under subsection 66(12.7) of the Tax Act and any provincial taxing statute filed or to be filed by the Corporation within the prescribed times renouncing to the Purchaser of Flow-Through Shares the Qualifying Expenses incurred pursuant to the Subscription Agreement and all parts or copies of such forms required by CRA to be delivered to the Subscribers of Flow-Through Shares;
(g)	“Prescribed Relationship” means a relationship between the Corporation and the Subscriber of Flow-Through Shares where the Subscriber and the Corporation are related or otherwise do not deal at arm’s length for purposes of the Tax Act;
(h)	“Qualifying Expense” means an expense which is CEE and which is incurred on or after the Closing Date and on or before the Termination Date which may be renounced by the Corporation pursuant to subsection 66(12.6) or (12.66) of the Tax Act with an effective date not later than December 31, 2010 and in respect of which, but for the renunciation, the Corporation would be entitled to a deduction from income for income tax purposes and on the date it is incurred is:
(i)	an expense described in paragraphs (a) through (d) of the definition of “flow-through mining expenditure” in subsection 127(9) of the Tax Act; and
(ii)	an expense, for eligible Subscribers in the Province of Québec, that will be included in (A) “the exploration base relating to certain Québec surface mining exploration expenses or oil and gas exploration expenses”, as such term is defined in section 726.4.17.2 of the Québec Tax Act; and (B) the “exploration base relating to certain Québec exploration expenses”, as such term is defined in section 726.4.10 of the Québec Tax Act;
(i)	“Québec Tax Act” means the Taxation Act (Québec), together with any and all regulations promulgated thereunder, as amended, re-enacted or replaced from time to time and including any specific proposals to amend the Québec Tax Act publicly announced by the Québec Minister of Finance to be effective prior to the date hereof;
(j)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended, re-enacted or replaced from time to time, and including all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;
(k)	“Termination Date” means December 31, 2011; and
(l)	“Time of Closing” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Agents may agree.
3.	In this Subscription Agreement:
(a)	any reference to a word or term defined in the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent word or term, if any, defined in the Québec Tax Act;
(b)	any reference to the Tax Act or a provision thereof shall include, for purposes of Québec income taxation, a reference to the Québec Tax Act or the equivalent provision thereof; and

(c)	any reference to a filing or similar requirement imposed under the Tax Act shall include, for purposes of Québec income taxation, a reference to the equivalent filing or similar requirement, where applicable, under the Québec Tax Act; provided, however, that if no filing or similar requirement is provided under the Québec Tax Act, a copy of any material filed under the Tax Act shall be filed with Revenu Québec.
4.	Each Subscriber represents, warrants and covenants to the Corporation and the Authorized Agent (and acknowledges that the Corporation and the Authorized Agent are relying thereon) that:
(a)	neither the Subscriber nor any beneficial purchaser for whom it is acting is a non-resident of Canada for purposes of the Tax Act;
(b)	the Subscriber, and any beneficial purchaser for whom it is acting, and if the Subscriber is a partnership, its members, deal, and at all relevant times will continue to deal, at arm’s length with the Corporation for the purposes of the Tax Act;
(c)	the Subscriber has not entered into and will not enter into any agreement or arrangement which will cause the Flow-Through Shares to become “prescribed shares” for the purposes of the Tax Act, however, this section 3(c) shall not apply to the entering into of this Subscription Agreement;
(d)	the Subscriber and, if a Subscriber is a partnership, any partner or limited partner of the partnership, does not have and will not have prior to the Termination Date a Prescribed Relationship with the Corporation;
(e)	if an individual, the Subscriber is of the full age of majority and is otherwise legally competent to enter into this Subscription Agreement and take all action pursuant hereto;
(f)	if a corporation, the Subscriber is a valid and subsisting corporation, it has the necessary corporate capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and it has taken all necessary corporate action in respect thereof, or, if it is a partnership, syndicate or other form of unincorporated organization, it has the necessary legal capacity and authority to enter into this Subscription Agreement and to observe and perform its covenants and obligations hereunder and, in either case, it has obtained all necessary approvals in respect thereof;
(g)	the Subscriber has such knowledge, or has received advice, in financial and business affairs as to be capable of evaluating the merits and risks of the investment and the Subscriber is able to bear the economic risk of loss of its entire investment;
(h)	the Subscriber has received and reviewed a copy of the Prospectus;
(i)	if required by applicable securities legislation, policy or order of a securities commission or other regulatory authority, the Subscriber will execute, deliver, file and otherwise assist the Corporation in filing such reports, undertakings and other documents with respect to the issue of the Flow-Through Shares;

(j)	the entering into of this Subscription Agreement and the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any law applicable to the Subscriber, or, if the Subscriber is not a natural person, any of its constating documents, or of any agreement to which the Subscriber is a party or by which it is bound;
(k)	the Subscriber hereby waives any right that the Subscriber may have to any potential incentive grants, credits and similar or like payments or benefits which accrue as a result of the operations relating to the Qualifying Expenditures as contemplated herein and acknowledges that all such grants, credits, payments or benefits accrue to the benefit of the Corporation;
(l)	the Subscriber is aware that the Flow-Through Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, (the “1933 Act”) or the securities laws of any state and that these securities may not be offered or sold in the United States without registration under the 1933 Act or compliance with requirements of an exemption from registration, and the applicable laws of all applicable states or an exemption from such registration requirements is available and acknowledges that the Corporation has no present intention of filing a registration statement under the 1933 Act in respect of the Flow-Through Shares;
(m)	the Flow-Through Shares have not been offered to the Subscriber in the United States, and the individuals making the order to purchase the Flow-Through Shares and executing and delivering this Subscription Agreement on behalf of the Subscriber were not in the United States when the order was placed and this Subscription Agreement was executed and delivered;
(n)	the Subscriber is not a “U.S. Person” (as that term is defined by Regulation S under the 1933 Act) and is not acquiring the Flow-Through Shares on behalf of, or for the account or benefit of, a U.S. Person or a person in the United States;
(o)	the Subscriber undertakes and agrees that the Subscriber will not offer or sell the Flow-Through Shares in the United States unless such securities are registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and further that the Subscriber will not resell the Flow-Through Shares except in accordance with the provisions of applicable securities legislation, regulations, rules, policies and orders and stock exchange rules;
(p)	no person has made to the Subscriber any written or oral representations:
(i)	that any person will resell or repurchase the Flow-Through Shares;
(ii)	that any person will refund the purchase price of the Flow-Through Shares; or
(iii)	as to the future price or value of the Flow-Through Shares; and
(q)	the covenants, representations and warranties of the Subscriber stated or referred to herein shall be true and correct both as of the execution of this Subscription Agreement and as of the Time of Closing on the Closing Date as if repeated at such time, and will survive the completion of the issuance of the Flow-Through Shares and the completion of the transactions contemplated under this Subscription Agreement and the Agency Agreement.
5.	The Corporation hereby represents and warrants to the Subscribers and the Agent (and acknowledges that the Subscribers are relying thereon) that:
(a)	the Corporation has been incorporated and organized and is a valid and subsisting corporation under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof and the Corporation has all requisite corporate power and authority to enter into, execute and deliver this Subscription Agreement and to carry out its obligations hereunder;
(b)	at the Time of Closing, all necessary corporate action will have been taken by the Corporation to carry out its obligations hereunder and to allot and authorize the issuance of the Flow-Through Shares.
(c)	at the Time of Closing, the Flow-through Shares will be validly issued as fully paid and non-assessable common shares of the Corporation and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;
(d)	on the Closing Date, the Corporation will have taken all corporate steps and proceedings necessary to approve the transactions contemplated hereby, including the execution and delivery of this Subscription Agreement;
(e)	this Subscription Agreement constitutes a binding obligation of the Corporation enforceable in accordance with its terms;
(f)	the execution and delivery of, and the performance of the terms of, this Subscription Agreement by the Corporation, including the issue of the Flow-Through Shares, the incurring of Qualifying Expenses and the renunciation of Qualifying Expenses to the Subscribers pursuant hereto, does not and will not constitute a breach of or default under the constating documents of the Corporation or any law, regulation, order or ruling applicable to the Corporation or any agreement, contract or indenture to which the Corporation is a party or by which it is bound;
(g)	no order ceasing or suspending trading in the securities of the Corporation nor prohibiting the sale of such securities has been issued to the Corporation or its directors, officers or promoters and, to the best of the knowledge of the Corporation, no investigations or proceedings for such purposes are pending or threatened;
(h)	the Corporation has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Flow-Through Shares;
(i)	the Corporation is and at all relevant times will be a “principal-business corporation” as defined in subsection 66(15) of the Act and a “development corporation” as such term is defined in section 363 of the Québec Tax Act and will continue to be a “principal-business corporation” and “development corporation” until such time as all of the Qualifying Expenses required to be renounced under this Subscription Agreement have been incurred and validly renounced pursuant to the Tax Act and the Québec Tax Act;
(j)	upon issue, the Flow-Through Shares will be “flow-through shares” as defined in subsection 66(15) of the Tax Act and are not and will not be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act;
(k)	the amount of the Commitment Amount paid by the Subscribers will be included in (i) “the exploration base relating to certain Québec surface mining exploration expenses or oil and gas exploration expenses”, as such term is defined in section 726.4.17.2 of the Québec Tax Act; and (ii) the “exploration base relating to certain Québec exploration expenses”, as such term is defined in section 726.4.10 of the Québec Tax Act.
(l)	the Corporation is a “qualified corporation” as such term is defined in sections 726.4.15 and 726.4.17.7 of the Québec Tax Act and will continue to be a “qualified corporation” until such time as all the Qualifying Expenses required to be renounced under this Agreement have been incurred and validly renounced pursuant to the Québec Tax Act.
(m)	the Corporation shall use the gross proceeds from the issuance of the Flow-Through Shares for the exploration program of the Corporation to be conducted on the project of the Corporation located in the Province of Québec.
(n)	the Corporation has no reason to believe that it will be unable to incur, on or after the Closing Date and on or before the Termination Date or that it will be unable to renounce to the Subscribers effective on or before December 31, 2010, Qualifying Expenses in an aggregate amount equal to the Commitment Amount and the Corporation has no reason to expect any reduction of such amount by virtue of subsection 66(12.73) of the Tax Act;
(o)	the CEE will qualify, for eligible Subcribers in the Province of Québec, for the additional deduction in respect of certain exploration expenses incurred in Québec and the additional deduction in respect of certain surface mining exploration expenses in Québec;
(p)	the CEE will qualify as FTME;
(q)	the Corporation has not entered into any agreements or made any covenants to any parties that would restrict the Corporation from entering into the Subscription Agreement and agreeing to incur and renounce Qualifying Expenses in accordance with this Agreement and the Subscription Agreements nor that would require the prior renunciation to any other person of Qualifying Expenses prior to the renunciation of the Commitment Amount in favour of the Subscribers and the Corporation has no outstanding obligations to incur and renounce Qualifying Expenses to any persons other than pursuant to the Subscription Agreement.
(r)	the Corporation has the full corporate right, power and authority to execute and deliver this Subscription Agreement, to issue the Flow-Through Shares to the Subscribers and to incur and renounce to the Subscribers Qualifying Expenses in an amount equal to the Commitment Amount; and
(s)	the Corporation has not breached any flow-through share agreement to which it is or was a party and, in particular, the Corporation has not failed to incur and renounce expenses which it covenanted to incur and renounce nor has the CRA or the Corporation reduced pursuant to subsection 66(12.73) of the Tax Act any amount renounced by the Corporation.
6.	The Corporation covenants and agrees with the Subscribers that:
(a)	It shall ensure that the expenses to be renounced by the Corporation to the Subscribers:
(i)	will be Qualifying Expenses on the effective date of the renunciation;
(ii)	will not include expenses that are: (1) “Canadian exploration and development overhead expenses” (as defined in the regulations to the Tax Act for purposes of paragraph 66(12.6)(b) of the Tax Act) of the Corporation, (2) amounts which constitute specified expenses that are a cost of, or for the use of seismic data described in paragraph 66(12.6)(b.1) of the Tax Act, (3) any expenses for prepaid services or rent that do not qualify as outlays and expenses for the period as described in the definition of “expense” in subsection 66(15) of the Tax Act or (4) any assistance received by the Corporation of the type described in paragraph 66(12.6)(a) of the Tax Act;
(iii)	will not include any amount that has previously been renounced by the Corporation to Subscribers or to any other person;
(iv)	would be deductible by the Corporation in computing its income for the purposes of Part I of the Tax Act but for the renunciation to the Subscribers; and
(v)	will not be subject to any reduction under subsection 66(12.73) of the Tax Act;
(b)	it will refrain from entering into transactions or taking deductions which would be likely to reduce its cumulative CEE to an extent that would preclude a renunciation of Qualified Expenses under this Subscription Agreement in an amount equal to the Commitment Amount;
(c)	it will not be subject to the provisions of subsection 66(12.67) of the Tax Act in a manner which impairs its ability to renounce Qualifying Expenses to each Subcriber in an amount equal to the Commitment Amount;
(d)	if the Corporation receives, or becomes entitled to receive, any government assistance which is described in paragraph (a) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act and the receipt of or entitlement to receive such government assistance has or will have the effect of reducing the Qualifying Expenses renounced to a Subscriber to less than the Commitment Amount, the Corporation shall incur additional Qualifying Expenses so that it may renounce to the Subscriber Qualifying Expenses in an amount not less then the Commitment Amount;
(e)	it will file with the CRA the form prescribed by subsection 66(12.68) of the Tax Act, together with a copy of the form of this Subscription Agreement pursuant to which the Flow-Through Shares were issued in accordance with and within the time period prescribed by the Tax Act;
(f)	it will deliver to each Subscriber at the Subscriber’s address set forth in appendix A attached thereto, not later than February 28, 2011, a statement setting forth the aggregate amounts of such Qualifying Expenses renounced to the Subscribers pursuant hereto;
(g)	the Corporation has not and will not enter into transactions or take deductions which would otherwise reduce its cumulative CEE to an extent which would preclude a renunciation of Qualifying Expenses in the manner described hereunder in an amount equal to the Commitment Amount effective on or before December 31, 2010, or which could result in the Corporation or the CRA reducing the Qualifying Expenses renounced to the Subscriber;
(h)	it will file all Prescribed Forms required under the Tax Act necessary to effectively renounce Qualifying Expenses equal to the Commitment Amount to the Subscribers and, if requested, to promptly provide the Subscribers with a copy of all such forms;
(i)	it will keep proper books, records and accounts of all Qualifying Expenses and all transactions affecting the amount of Qualifying Expenses to be renounced to the Subscribers, and upon reasonable notice, to make such books, records and accounts available for inspection and audit by or on behalf of the Subscribers;
(j)	shall maintain its status as a “principal-business corporation” as defined in subsection 66(15) of the Tax Act until such time as all of the Qualifying Expenses required to be renounced under this Subscription Agreement have been incurred and validly renounced pursuant to the Tax Act;
(k)	shall incur and renounce Qualifying Expenses pursuant to this Subscription Agreement and all other agreements with other persons providing for the issue of Flow-Through Shares entered into by the Corporation on the Closing Date (collectively, the “Other Agreements”) pro rata by number of Flow-Through Shares issued or to be issued pursuant thereto before incurring and renouncing Qualifying Expenses pursuant to any other agreement which the Corporation has entered into or shall enter into with any person with respect to the issue of Flow-Through Shares. The Corporation shall not, without the prior written consent of the Agents (such consent not to be unreasonably withheld) enter into any other agreement which would prevent or restrict its ability to renounce Qualifying Expenses to the Subscriber in the amount of the Commitment Amount. If the Corporation is required under the Tax Act to reduce Qualifying Expenses previously renounced to the Subscriber, the reduction shall be made pro rata by number of Flow-Through Shares issued or to be issued pursuant to this Subscription Agreement to the reduction made under the Other Agreements but the Corporation shall not reduce Qualifying Expenses renounced to the Subscribers under this Subscription

Agreement until it has first reduced to the extent possible all CEE renounced to persons other than the Subscribers and the Subscribers under the Other Agreements; and
(l)	it shall perform and carry out all of the acts and things to be completed by it as provided in this Subscription Agreement, unless waived by the Agents.
7.	If the Corporation does not renounce to the Subscribers, effective on or before December 31, 2010, Qualifying Expenses equal to the Commitment Amount, the Corporation shall indemnify and hold harmless the Subscribers and each of the partners thereof if any Subscriber is a partnership or a limited partnership (for the purposes of this paragraph each an “Indemnified Person”) as to, and pay in settlement thereof to the Indemnified Person, an amount equal to the amount of any tax (within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by any Indemnified Person as a consequence of such failure, on or before the 20th business day following the date the amount is determined. In the event that the CRA (or similar provincial tax authority) reduces the amount renounced by the Corporation to the Subscribers pursuant to subsection 66(12.73) of the Tax Act (or any corresponding provincial legislation), the Corporation shall indemnify and hold harmless each Indemnified Person as to, and pay in settlement thereof to the Indemnified Person, an amount equal to the amount of any tax (within the meaning of paragraph (c) of the definition of “excluded obligation” in proposed subsection 6202.1(5) of the regulations to the Tax Act) payable under the Tax Act (and under any corresponding provincial legislation) by the Indemnified Person as a consequence of such reduction. For certainty, the foregoing indemnity shall have no force or effect and the Subscribers shall not have any recourse or rights of action to the extent that such indemnity, recourse or rights of action would otherwise cause the Flow-Through Shares to be “prescribed shares” within the meaning of section 6202.1 of the regulations to the Tax Act.
8.	Each Subscriber represents and warrants that the funds representing the aggregate subscription price which will be advanced by the Subscriber to the Corporation hereunder will not represent proceeds of crime for the purpose of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLTF Act”) and the Subscriber acknowledges that the Corporation may in the future be required by law to disclose the Subscriber’s name and other information relating to this Subscription Agreement and the Subscriber’s subscription hereunder, on a confidential basis, pursuant to the PCMLTF Act. To the best of the Subscriber’s knowledge, none of the subscription funds to be provided hereunder (a) have been or will be obtained or derived, directly or indirectly, from or related to any activity that is deemed illegal under the laws of Canada or the United States or any other jurisdiction, or (b) are being tendered on behalf of a person or entity who has not been identified to the Subscriber. The Subscriber shall promptly notify the Corporation if the Subscriber discovers that any such representation ceases to be true, and shall provide the Corporation with appropriate information in connection therewith.
9.	Nothing herein shall constitute or be construed to constitute a partnership of any kind whatsoever between the Subscribers or any of them and the Corporation.
10.	This Subscription Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

11.	Time shall be of the essence hereof.
12.	The covenants, representations and warranties contained in this Subscription Agreement shall survive the closing of the offering of securities under the Prospectus.
13.	The subscriptions of the Subscribers are further subject to any rights available to the Subscribers under applicable securities laws.
14.	This Subscription Agreement shall be binding on and enure to the benefit of the Subscribers and the Corporation and their respective heirs, executors, administrators, successors and assigns.
DATED at the City of                     , in the Province of                     , this                      day of                      , 2010.

●,
as the duly authorized agent of the Subscribers

Per:

This Subscription Agreement is accepted and agreed to by the Corporation at the City of                      in the Province of                     , this                      day of                     , 2010.

QUEST RARE MINERALS LTD.

Per:

APPENDIX A
TO THE SUBSCRIPTION AND RENUNCIATION AGREEMENT

		Number of Flow-	Social Insurance
	Address and Telephone	Through Shares	Number (If Subscriber is
Name of Subscriber	Number of Subscriber	Purchased	an Individual)
●	●	●	●